Filed pursuant to Rule 424(b)(1)
Registration Statement No. 333-132963

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 31, 2006)
4,196,245 Shares
COMMON STOCK

The selling shareholders are offering an aggregate of 4,196,245 shares. We will not receive any proceeds from the sale of the shares.

Our common stock is quoted on the Nasdaq National Market under the symbol “PORK.” On June 1, 2006, the reported last sale price of our common stock was $17.08 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 7 of the accompanying prospectus.

PRICE $16.25 A SHARE

		Underwriting
		Discounts and	Proceeds to Selling
	Price to Public	Commissions	Shareholders

Per Share	$16.25	$0.35	$15.90
Total	$68,188,981.25	$1,468,685.75	$66,720,295.50
The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on or about June 6, 2006.

MORGAN STANLEY
June 1, 2006

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of common stock. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined, and when we refer to the “accompanying prospectus,” we are referring to the base prospectus. Unless otherwise indicated, “we,” “us,” “our” and “the Company” refer to Premium Standard Farms, Inc.
      If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
SUMMARY OF OFFERING

Shares offered by the selling shareholders	4,196,245 shares

Shares to be outstanding after this offering	31,948,920 shares

Use of proceeds	The selling shareholders will receive all of the net proceeds from the sale of common shares in this offering.

Nasdaq National Market symbol	“PORK”
      The number of common shares to be outstanding immediately after this offering is based on 31,948,920 shares of common stock outstanding on May 15, 2006, and excludes:

•	280,685 shares of common stock reserved for issuance for options outstanding as of May 15, 2006, 54,685 of which were then currently exercisable; and

•	1,909,687 shares of common stock reserved for future grants under our 2005 Long Term Incentive Plan as of May 15, 2006; and

•	332,162 shares of common stock reserved for issuance as of May 15, 2006 under currently exercisable warrants.
USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of shares by the selling shareholders. The selling shareholders will receive all of the net proceeds from the sale of the common shares in this offering.

SELLING SHAREHOLDERS
      All of the common shares covered by this prospectus supplement are being sold by the selling shareholders listed below. The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling shareholders as of May 15, 2006 and as adjusted to reflect the sale of shares contemplated by this prospectus supplement. For additional information about our relationships with the selling shareholders, see “Principal and Selling Shareholders — Relationships with Selling Shareholders” on page 38 of the accompanying prospectus.

	Prior to the Offering			After the Offering

	Number of			Number of
	Common	Percentage of	Number of	Common	Percentage
	Shares	Common	Common	Shares	of Common
	Beneficially	Shares	Shares Being	Beneficially	Shares
Name of Selling Shareholder	Owned	Outstanding(1)	Offered	Owned	Outstanding

ContiGroup Companies, Inc.(2)	16,428,592	51.4%	4,000,000	12,428,592	38.9%
Dryden High Yield Fund, Inc.(3)	745,838	2.3%	196,245	549,593	1.7%

(1)	Based on 31,948,920 shares of common stock outstanding as of May 15, 2006.
(2)	The shares listed in the table above are shares owned directly by ContiGroup Companies, Inc. (“ContiGroup”). Mr. Paul J. Fribourg, a director of the Company, may be deemed to share voting and investment power with respect to the shares of common stock owned directly by ContiGroup by virtue of being the Chairman, Chief Executive Officer and President of ContiGroup. In addition, Mr. Fribourg is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Fribourg’s family that collectively own or control a majority interest in ContiGroup. Mr. Fribourg disclaims beneficial ownership with respect to all shares except to the extent of his pecuniary interest.
(3)	Dryden High Yield Fund, Inc. (“Dryden”) is a registered investment company, which beneficially owns the respective number of shares indicated opposite its name in the above table. Two other funds, The High Yield Fund, Inc. and The Prudential Series Fund, Inc., High Yield Bond Portfolio (these two funds, together with Dryden, being referred to individually as a “Fund” and, collectively, as the “Funds”) own 21,883 shares and 17,260 shares of our common stock, respectively. Prudential Investment Management, Inc. (“PIM”) and its affiliate, Prudential Investments, LLC (“PI”), provide investment advisory services to the Funds and may be deemed to be the beneficial owners of the shares owned by the Funds. PIM and PI disclaim beneficial ownership of the shares owned by the Funds. All of the shares are held in the name of Hare & Co. as nominee of The Bank of New York, which is custodian for each of the Funds.
UNDERWRITING
      The Company, the selling shareholders and Morgan Stanley & Co. Incorporated, as the underwriter (“Morgan Stanley”), have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Morgan Stanley has agreed to purchase 4,196,245 shares of our common stock from the selling shareholders.
      The underwriter is offering the shares of common stock subject to its acceptance of the shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares of our common stock offered by this prospectus supplement are subject to the approval of legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken.
      The underwriter initially proposes to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.20 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriter.
      Each of the Company, its directors and executive officers and the selling shareholders has generally agreed not to sell shares during the period ending 90 days after the date of this prospectus supplement as more fully described under “Plan of Distribution” beginning on page 43 of the accompanying prospectus.

      In order to facilitate the offering of our common stock, Morgan Stanley may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, Morgan Stanley may sell more shares than it is obligated to purchase under the underwriting agreement, creating a naked short position in our common stock for their own account. Morgan Stanley must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if Morgan Stanley is concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to stabilize or maintain the price of our common stock, Morgan Stanley may bid for, and purchase, shares of our common stock in the open market. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. Morgan Stanley is not required to engage in these activities, and may end any of these activities at any time.
      An offeror of shares may only communicate or cause to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and must comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.
      The European Union’s prospectus directive provides that, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offeror of shares may make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the common shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

      This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.
      The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and Morgan Stanley has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
      The Company has agreed to pay all expenses of the selling shareholders in the offering (excluding underwriting discounts and commissions), which are expected to be approximately $400,000.
      The Company, the selling shareholders and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.
      Morgan Stanley served as one of the managing underwriters in our initial public offering, served as the dealer manager and solicitation agent in our tender offer for our 9 1/4 % senior notes in fiscal 2006 and has provided other investment banking services to us from time to time for which it has received customary compensation.

PROSPECTUS
6,900,000 Shares
COMMON STOCK

The selling shareholders are offering up to 6,900,000 shares of our common stock. We will not receive any proceeds from this offering.

Our common stock is quoted on the NASDAQ National Market under the symbol “PORK.” On May 30, 2006, the reported last sale price of our common stock was $17.20 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

May 31, 2006

      You should rely only on the information contained in this prospectus (including the document incorporated herein by reference). We have not, and no underwriter or agent has, authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus and the date of the document incorporated herein by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock.
MARKET AND INDUSTRY DATA AND FORECASTS
      Market data and certain industry data and forecasts used throughout this prospectus (including the document incorporated herein by reference) were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Reports prepared or published by the United States Department of Agriculture (the “USDA”), Informa Economics, the National Pork Board, the Chicago Mercantile Exchange and the Chicago Board of Trade were the primary sources for third-party industry data and forecasts. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. We do not make any representation as to the accuracy of information described in this paragraph. Statements as to our market position are based on the most currently available market data. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

i

FISCAL YEARS
      Our fiscal year is the 52 or 53-week period ending on the last Saturday in March. Each of fiscal years 2002 through 2006 consisted of 52 weeks. Our fiscal year 2007, which ends March 31, 2007, will consist of 53 weeks. Fiscal years are identified in this prospectus and the document incorporated herein by reference according to the calendar year in which they end. For example, the fiscal year ended March 25, 2006 is referred to as “fiscal year 2006.”

ii

PROSPECTUS SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus (including the document incorporated herein by reference). This summary may not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus (including the document incorporated herein by reference), including “Risk Factors,” before making an investment decision. Unless the context otherwise requires, in this prospectus “Premium Standard Farms,” “the Company,” “we,” “us,” and “our” refer to Premium Standard Farms, Inc. and its subsidiaries and predecessors.
Our Company
      We are one of the largest vertically integrated providers of pork products in the United States, producing consistent, high-quality pork products for the retail, wholesale, foodservice, further processor and export markets. We have become a recognized leader in the pork industry through our vertically integrated business model that combines modern, efficient production and processing facilities, sophisticated genetics, and strict control over the variables of health, diet and environment. We are the sixth largest pork processor in the United States, with processing facilities in Missouri and North Carolina that have the capacity to process approximately 4.6 million hogs per year. Our board of directors has approved the expansion of our Missouri processing plant to a capacity of 10,000 hogs per day. This expansion is currently scheduled for completion in the Spring of 2007. Operating in concert with our processing facilities, we are the second largest owner of sows in the United States, currently producing approximately 4.5 million hogs per year in operations located on approximately 100,000 acres in Missouri, Texas and North Carolina.
      We are able to leverage our vertically integrated operations to produce premium and specialty products, which typically command higher prices. We tailor our production process to target discriminating customers willing to pay for high-quality products. We lower our production costs by controlling hog procurement and streamlining logistics, transportation and production schedules.
Recent Developments
      Fiscal Year 2006 Results. Net sales for fiscal year 2006 decreased $8.1 million to $919.5 million, compared to $927.6 million last year. The decrease in sales was attributable to a 12.1% decline in live hog prices and a 6.6% decline in meat prices to more historical levels from the highs in fiscal year 2005. The decline in prices of $76.1 million was partially offset by an increase in volume coupled with a significant gain of $24.3 million related to lean hog futures contracts.
      Net income in fiscal year 2006 was $53.1 million, or $1.70 per diluted share, compared to net income of $67.7 million, or $2.18 per diluted share, during fiscal year 2005. Net income for fiscal year 2006 benefited from an unusually low effective tax rate of 31.4%, a rate which is expected to increase in fiscal year 2007. The results for fiscal year 2006 included a $21.7 million pre-tax charge from the early extinguishment of debt.
      We expect that pork prices and lean hog prices will be lower in fiscal year 2007 than the levels experienced in fiscal years 2005 and 2006. Consequently, we believe that our net sales and net income for fiscal year 2007 will be substantially lower than in fiscal years 2005 and 2006.
      Board of Director Matters. On May 30, 2006, we appointed Robert S. Kopriva as the Chairman of our Board of Directors. Mr. Kopriva, who has served as a director of the Company since December 2005, will succeed Michael J. Zimmerman. Mr. Zimmerman will continue to serve on our Board of Directors.
Industry Overview
      Pork products are the largest source of meat protein in the world and the third largest source in the United States. According to the USDA, pork processors in the United States processed approximately 103.6 million hogs in 2005, representing approximately 20.7 billion pounds of pork. U.S. exports of pork products have grown substantially in recent years. From 1996 through 2005, exports increased at a 12% compound annual growth rate, with total exports increasing from 1.0 billion pounds to 2.6 billion pounds. The

USDA estimates that pork exports increased by 21% in 2005. This increase was primarily as a result of increased levels of foreign demand due to a ban by certain foreign countries on the import of U.S. beef related to Bovine Spongiform Encephalopathy (“BSE,” or mad cow disease), the outbreak of avian influenza affecting the poultry industry in Asia and other parts of the world, favorable currency exchange rates and the continuing development of export markets for U.S. pork.
      Historically, the United States pork industry has been divided into two segments: pork processing and hog production. Pork processing is a competitive, but highly concentrated industry with the top ten processors representing approximately 83% of total federally inspected industry capacity as of September 2005. In contrast, hog production, while rapidly consolidating, remains fragmented, with approximately 67,000 hog farms in the United States. The 30 largest U.S. hog producers account for approximately 50% of the total U.S. hog production.
      The pork industry has historically been highly cyclical in nature due to the natural inverse relationship of prices and production and the tendency of independent hog producers to increase production levels in response to higher hog prices. A typical industry cycle begins with higher hog prices, which leads to incremental production. This, in turn, leads to overproduction, which drives market prices lower. Eventually, lower market prices will generally cause production to moderate or decline which generally leads to higher market prices.
Competitive Strengths
      We believe the following competitive strengths position us to enhance our growth and profitability:
      Vertically Integrated, Efficient Operations. We believe that we are one of the most vertically integrated pork processors in the United States, owning and operating each of the key steps of production. Vertical integration gives us strict control over our process, from a hog’s initial genetic makeup to the pork product ultimately produced and shipped. This process allows us to produce high-quality pork and pork products efficiently by combining cost-effective, high volume hog production in close proximity to modern and technically advanced pork processing facilities. We believe this vertical integration is a powerful competitive advantage in the rapidly consolidating pork industry because it allows us to cost-effectively produce value-added products and target discriminating customers willing to pay for high quality.
      Strong Market Position with Strategically Located, Efficient Operations. We are the sixth largest pork processor in the United States and the second largest hog producer in the United States. Our large-scale integrated operations, geographic diversification and strong market position allow us to serve a broad range of customers, while maintaining economies of scale in production and marketing. We are also one of the few national pork processors with an East Coast processing plant and distribution center. Coupled with our Midwest plant location, we are able to provide cost-effective overnight delivery of fresh pork to many of the most populous regions in the United States. Our hog production operations incorporate advanced breeding, farrowing and finishing methods. We believe our processing plants are two of the most modern and technically advanced facilities of their kind in the United States.
      Premium Product Offerings Focused on Discriminating Customers. By leveraging our modern, efficient processing operations and our high-quality production capabilities, we are able to produce products for discriminating customers who demand and expect high-quality pork on a consistent basis. In the retail sector we target high-end independent grocers rather than large national supermarket chains. Our premium products enable these retail customers to differentiate their product offerings from those generally available in large supermarkets. Our premium retail and export products include “All Natural Fresh Pork,” KenKo-Ton “healthy pork” for the Japanese market and “Natural Excellence” antibiotic-free pork. Also, our integrated business model allows us to target specific product characteristics required by specialty branded processed-meat customers.
      Process Verified Certification. We believe we were the first pork company to receive “Process Verified” certification from the USDA for our entire production and processing supply chain. The Process Verified certification program is modeled after ISO-9000 quality management and quality assurance standards. Process Verified certification helps ensure our customers that food safety, meat quality, traceability, animal handling and environmental management standards, among other standards, have been met and benchmarked for continual improvement. Our marketing strategy capitalizes on these attributes and the consistency and quality of the pork we produce.
      Experienced Management Team. Our senior management has an average of 20 years of industry experience. We believe we have one of the most experienced management teams in the pork industry in operating fully-integrated systems with an average of 24 years of industry experience in production, 32 years in processing, 17 years in technical and food safety and 20 years in sales. Our experienced and motivated management team is focused on expanding our position as one of the premier producer/processors of high-quality pork and pork products.
Business Strategy
      Key elements of our strategy include:
      Focus on High Quality and Value-Added Products. We are seeking to move more of our products up the value-added chain to improve sales margins, develop a stronger brand, enhance relationships with key customers and drive new product development. We intend to continue to focus on producing high-quality and value-added products, such as boneless products, marinated pork, moisture-enhanced pork, sliced bacon, microwave cooked bacon, smoked hams, sausage and other processed meats. We plan to continue our focus on marketing these products to discriminating customers in the retail, wholesale, foodservice, further processor and export markets in order to further differentiate our products from those of our more commodity-oriented competitors.
      Expand Processing Capacity. We continue to seek additional expansion opportunities with the potential to generate attractive returns on investment. As an example, through modernization and efficiency efforts in fiscal year 2003, we completed expansion of processing capacity at our North Carolina processing plant from 6,500 hogs per day to up to approximately 10,000 hogs per day on a single shift. At this North Carolina facility, we continue to evaluate the further expansion of our value-added processing capacity. Our board of directors has approved the expansion of our Milan, Missouri hog processing plant. We expect this expansion to increase processing levels at this facility to a capacity of 10,000 hogs per day versus the current capacity of 7,400 hogs per day. This expansion project currently is scheduled for completion in the Spring of 2007.
      Continue Expansion into International Markets. We believe that international markets offer significant growth opportunities, and we intend to continue our efforts to develop sales outside the United States. Over the past ten years, we have expanded our efforts to increase export sales. Sales to Japan, Mexico, Canada and other export markets accounted for 10% of our net sales in the fiscal year ended March 26, 2005 and 13% of our net sales for the fiscal year ended March 25, 2006. We believe that our presence in these markets allows us to achieve higher prices for certain pork products than could be obtained domestically. In particular, we intend to increase our export volumes to Japan using available capacity at our North Carolina plant, as the Japanese market ascribes significant value to premium, process-controlled, traceable products. We also intend to actively expand sales in other Asian and Latin American markets, as well as other international regions.
      Pursue Strategic Acquisition, Disposition and Partnership Opportunities. As a key part of our growth strategy, we evaluate on an ongoing basis potential industry-related acquisitions, dispositions and joint ventures. We will continue to evaluate those opportunities that fit strategically with our objective of producing more processed meats and other high-quality, value-added products.
      Further Improve Cost Structure. We strive to produce high-quality pork products at a low cost by combining modern and efficient pork processing with efficient, high volume hog production. We continually measure our processing and production activities in an effort to improve our processing yields, develop new value-added products, lower our costs and increase our hog production efficiencies.
Company Information
      We were incorporated in Delaware on August 16, 1996 as a successor to our business that was originally founded in 1988. Our principal executive offices are located at 805 Pennsylvania Avenue, Suite 200, Kansas

City, Missouri 64105. Our telephone number at that location is (816) 472-7675. Our Web site address is http://www.psfarms.com. The information contained on our Web site should not be considered part of this prospectus.
      As of May 15, 2006, we had 31,948,920 shares of our common stock outstanding. These shares exclude:

•	280,685 shares of common stock reserved for issuance for options outstanding as of May 15, 2006, 54,685 of which were then currently exercisable;

•	1,909,687 shares of common stock reserved for future grants under our 2005 Long Term Incentive Plan as of May 15, 2006, see “Management— Compensation Plans— Employment Agreements” and “—2005 Long Term Incentive Plan;” and

•	332,162 shares of common stock reserved for issuance as of May 15, 2006 under currently exercisable warrants.

Summary Historical Financial and Other Data
      The following table sets forth our selected historical consolidated financial information and other data for the periods presented. The consolidated financial information presented was derived from our audited consolidated financial statements, excluding non-financial “Other Data.” This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended March 25, 2006 incorporated herein by reference (our “2006 Annual Report”).

	Fiscal Year Ended(1)

	March 30,	March 29,	March 27,	March 26,	March 25,
	2002	2003	2004	2005	2006

	(dollars in thousands, except share and per share data)
Statement of Operations Data:
Net sales	$674,946	$608,414	$730,737	$927,571	$919,540
Cost of goods sold	589,183	631,870	696,751	774,512	785,724

Gross profit	85,763	(23,456)	33,986	153,059	133,816
Selling, general and administrative expenses	21,551	18,267	17,397	26,068	26,674
Loss on early extinguishment of debt	2,192	—	—	—	21,707
Goodwill amortization	—	—	—	—	—
Other (income) expense, net	(558)	(2,293)	(597)	(826)	(839)

Operating (loss) income	62,578	(39,430)	17,186	127,817	86,274
Interest expense, net	20,404	23,745	24,700	20,155	8,900
Income tax (benefit) expense	16,809	(24,575)	(2,923)	40,004	24,264

Net (loss) income	$25,365	$(38,600)	$(4,591)	$67,658	$53,110

Earnings (loss) per share(2):
Basic	$0.82	$(1.25)	$(0.15)	$2.19	$1.71
Diluted	0.82	(1.25)	(0.15)	2.18	1.70
Shares used to calculate earnings (loss) per share(3):
Basic	30,928,593	30,928,593	30,928,593	30,928,593	31,038,044
Diluted	30,952,196	30,928,593	30,928,593	31,088,489	31,324,679
Cash dividends declared per share	—	—	—	—	0.24
Balance Sheet Data (At Period End):
Working capital	$120,097	$139,523	$164,750	$159,962	$175,181
Total assets	806,268	777,780	758,832	736,966	728,851
Total long-term debt and capital leases (including current portion)	271,411	303,902	285,902	176,088	128,352
Shareholders’ equity	383,567	344,295	340,012	407,724	460,720
Other Data:
Capital expenditures (including accrued capital expenditures)	$96,232	$35,505	$41,884	$44,298	$49,078
Pounds of pork sales (millions)	675.02	737.95	786.22	844.24	869.50
Total hogs processed (millions)	3.66	4.07	4.28	4.46	4.59

(1)	Our fiscal year is the 52 or 53-week period ending on the last Saturday in March. Each of fiscal years 2002 through 2006 consisted of 52 weeks.
(2)	Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The effect of stock options and warrants represents the only difference between the weighted average shares used for the basic earnings (loss) per share computation compared to the diluted earnings (loss) per share computation.

(3)	On May 6, 2005, the board of directors declared a 145-for-1 stock split in the form of a stock dividend on account of its common stock. This stock dividend has been retroactively applied to the shares outstanding for each year shown.

RISK FACTORS
      You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially and adversely affect our business, financial condition or results of operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.
Risk Factors Related To Our Business
Cyclicality in the pork industry could adversely affect our results of operations and financial condition.
      Our revenues are primarily derived from the sale of pork and pork products. Historically, the United States pork industry has been highly cyclical due to the natural inverse relationship of hog prices and production levels and the tendency of independent hog producers to increase production in response to higher hog prices. A typical cycle begins with higher hog prices, which leads to incremental production. This, in turn, leads to overproduction, which drives market prices lower. Eventually, lower prices will generally cause production levels to moderate or decline which generally leads to higher market prices. From 1996 through 2005, the USDA 185# pork cutout price, which is a standard measure for determining current market prices of pork primal cuts, ranged from a monthly low of $37.97 per hundred weight to a monthly high of $84.49 per hundred weight, and averaged $64.22 per hundred weight. From 1996 through 2005, the price for hogs ranged from a monthly low of $22.31 per hundred weight to a monthly high of $83.07 per hundred weight, and averaged $60.03 per hundred weight, in each case based on the lean hog prices consistent with the Chicago Mercantile Exchange, or CME, pricing method. The cyclical nature of the pork industry is likely to continue and as a result, we may experience periods of overcapacity, declining prices and operating losses at times in the future. Our results for fiscal year ended March 25, 2006 reflected favorable industry conditions, with the USDA 185# pork cutout price averaging $67.41 per hundred weight and hog prices, based on prices published by the CME, averaging $65.07 per hundred weight during that period. We expect that pork prices and lean hog prices will be lower in fiscal year 2007 than the levels experienced in fiscal years 2005 and 2006. Consequently, we believe that our net sales and net income for fiscal year 2007 will be substantially lower than in fiscal years 2005 and 2006.
      A significant portion of the products we sell are commodities and the most important factor that impacts the selling prices for these products is the relative balance between the supply and demand for pork and other meat products, particularly beef and poultry. Because of the length of the production cycle, there is relatively little ability of hog producers to adjust their production levels in the short-term. Because market conditions beyond our control determine the prices for our commodity products, the price for these products may fall below our cash production costs. We cannot assure you that future fluctuations in the supply and demand for pork products will not have a material adverse effect on our results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Overview” in our 2006 Annual Report.
Increases in the costs of our feed components could adversely affect our costs and operating margins.
      Our business can be negatively affected by increased costs of our feed components, which consist primarily of corn and soybean meal. In fiscal year 2006, our purchases of feed components comprised approximately 29.2% of our total cost of goods sold. The cost and supply of feed components are determined by constantly changing market forces of supply and demand, which are driven by matters over which we have no control, including weather, current and projected worldwide grain stocks and prices, grain export prices and supports and governmental agricultural policies. From 1996 through 2005, the price of corn ranged from a low of $1.78 per bushel to a high of $4.81 per bushel, and averaged $2.44, based on the monthly average of daily close prices of the Nearby Corn Futures quoted by the Chicago Board of Trade, or CBOT. During the same period, the price of soybean meal ranged from a low of $128.80 per ton to a high of $315.38 per ton, and averaged $191.10 per ton, as measured by the monthly average of daily close prices of the Nearby Soybean

Futures quoted by the CBOT. Increases in the prices of our feed components would likely adversely affect our operating margins. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Overview” and “—Components of Revenue and Expenses— Cost of Goods Sold” in our 2006 Annual Report.
Changes in consumer preference could adversely affect our business.
      The food industry in general is subject to changing consumer trends, demands and preferences. Recent favorable price levels may have reflected, in part, the interest of many consumers in high protein, low carbohydrate diets. It appears that consumer interest in these diets has decreased and that domestic demand has moderated. This could adversely affect our pork product and hog prices and, consequently, our results of operations. Our products compete with other protein sources, such as beef and poultry, and other foods. Trends within the food industry change often and failure to identify and react to changes in these trends could lead to, among other things, reduced demand and price reductions for our products, and could have a material adverse effect on our results of operations and financial condition. In addition, we do not have any other material lines of business or other sources of revenue to rely upon if we are unable to efficiently process and sell pork products or if the market for pork declines. This lack of diversification means that we may not be able to adapt to changing market conditions or withstand any significant decline in the pork industry.
The consolidation of our retail, further processor and foodservice customers may put pressures on our operating margins.
      In recent years, the trend among our retail, further processor and foodservice customers, such as supermarkets, pork processors, warehouse clubs and foodservice distributors, has been towards consolidation. Consolidation, along with the entry of mass merchants into the grocery industry, have resulted in customers with increasing negotiating strength who tend to exert pressure on us with respect to pricing terms, product quality and new products. As our customer base continues to consolidate, competition for the business of fewer customers is expected to intensify. If we do not negotiate favorable arrangements with our customers and implement appropriate pricing to respond to these trends, or if we lose existing large customers, our profitability could decrease.
Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future.
      We experienced operating and net losses of approximately $39.4 million and $38.6 million, respectively, in fiscal year 2003 and a net loss of $4.6 million in fiscal year 2004. The fiscal year 2003 net losses were due primarily to low pork prices resulting from an increased supply of pork and other meat proteins in the North American market, primarily resulting from the Russian ban on U.S. poultry imports. The fiscal year 2004 net loss was due primarily to the continuation of these trends, higher grain costs and an increased hog supply. There can be no assurance as to our ability to generate positive cash flow or net income in future periods. If we are unable to generate positive cash flow in the future, we may not be able to make required payments on our debt obligations.
      On July 2, 1996, we filed a plan of reorganization under Chapter 11 of the United States Bankruptcy Code, due primarily to start-up costs and the low level of initial production at our Milan, Missouri processing plant, combined with a decline in hog prices at the same time feed prices increased. The reorganization became effective on September 17, 1996, and our business emerged from Chapter 11. See “Business— Our History” in our 2006 Annual Report.
Our hedging activities may hurt our operating results.
      We enter into futures, forward and option contracts with respect to such commodities as hogs and grains as part of our price-risk management techniques. These contracts do not qualify as hedges for financial reporting purposes. Consequently, these instruments are marked to market and included in net sales (in the case of hog contracts) or cost of goods sold (in the case of grain contracts) on a monthly basis. Therefore, losses on these contracts adversely affect our reported operating results.
      We utilize hog futures to hedge future pork product sales. These contracts may result in market risk due to fluctuations in hog prices. Our hedging transactions tend to limit our ability to participate in gains from favorable commodity price fluctuations.
      We purchase a portion of our feed ingredient requirements in advance at fixed prices in order to hedge our short-term exposure to future price fluctuations. We use futures, forward and options contracts to help establish adequate supplies of future grain requirements and to reduce the risk of market fluctuations. These contracts may result in market risk due to fluctuations in the grain markets. In periods of declining commodity prices, our advance purchases and hedging transactions could result in our paying more for feed components than our competitors. Thus, the use of such instruments may limit our ability to participate in cost savings from declining feed prices.
      For further discussion of the risks associated with commodity prices, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Results of Operations” and “—Quantitative and Qualitative Disclosures About Market Risk” in our 2006 Annual Report.
Our profitability may suffer as a result of competition in our markets.
      We operate in a highly competitive environment and face significant competition in all of our markets. Some of our competitors, such as Smithfield Foods, which is the largest pork producer and processor, possess significantly greater financial, technical and other resources than we do. Some of our larger competitors may be able to decrease pricing of pork products in the markets in which we operate. The hog processing and production industries are rapidly consolidating, and the consolidation process may lead to more vertically integrated pork producers. We could experience increased price competition for our pork products and lose existing customers if other vertically integrated hog and pork processing companies gain market share. When hog prices are lower than our hog production costs, our non-integrated pork processing competitors may have a cost advantage because those competitors could purchase less expensive hogs from third-party suppliers, while we would have to continue to use hogs produced by our own hog production operations. We cannot assure you that we will have sufficient resources to compete effectively in our industry. See “Business— Competition” in our 2006 Annual Report.
The loss of one or more of our largest customers could significantly and adversely affect our cash flow, market share and profits.
      Our largest customer accounted for approximately 4% of our total revenues for fiscal year 2006. During the same period, our ten largest customers accounted for approximately 30% of our total revenues. We expect that these customers will continue to account for a substantial portion of our revenues for the foreseeable future. We generally do not have long-term contracts with most of our major customers and, as a result, such customers could significantly decrease or cease their business with us with limited or no notice. If we lose major customers, or if there is a decline in the amount of pork products or hogs they purchase from us, our cash flow, market share and profits would be adversely affected. A number of our customers are also competitors and could choose to terminate or alter their purchases from us for competitive or other reasons.
      In addition, our export sales are predominately focused on Japan, and our sales to Japanese customers represented approximately 7% of our total revenues during fiscal year 2006. A majority of our Japanese exports were sold through a relationship with a Japanese trading partner, to whom we sell exclusively certain chilled pork products produced at our Milan, Missouri plant that are destined for the Japanese market. The contract with this trading partner comes up for renewal in March 2008. If we lose our relationship with this Japanese trading partner, our results of operations could be adversely affected.

International markets expose us to political and economic risks in foreign countries, as well as to risks related to currency values and import/export policies.
      Export sales have become increasingly important to us in recent years, especially to Japan, and we intend to continue to expand our international sales. Exports accounted for approximately 13% of our total revenues in fiscal year 2006. The markets for our products in countries outside of the United States vary in several material respects from markets in the United States. These variances include differences in pork consumption levels and marketing and distribution practices. Our exports to Japan have benefited from the Japanese ban on the import of U.S. beef. Late in 2005, the Japanese government lifted the ban on the importation of beef from cattle under 21 months old but reinstated the ban shortly thereafter following the discovery of imported beef containing banned spinal materials. Any change in the Japanese ban resulting in substantial U.S. beef exports to Japan could adversely affect the volume and pricing of our export sales to Japan. In fiscal year 2003, the Russian ban on the importation of poultry products from the United States resulted in an increased supply of poultry in the United States markets, causing beef and pork prices to decline substantially in 2003, which hurt our fiscal year 2003 results. Recent concerns over avian influenza have restricted U.S. poultry exports causing a decline in poultry prices and increased freezer stocks. Further international and domestic developments regarding avian influenza could have a negative impact on pork prices.
      Our international activities also pose other risks not faced by companies that limit themselves to United States markets. These risks include:

•	changes in foreign currency exchange rates;

•	exchange controls;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	hyperinflation;

•	tariffs, quotas, trade barriers, other trade protection measures and import or export licensing requirements;

•	increased costs, disruptions in shipping or reduced availability of freight transportation;

•	enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws;

•	potentially negative consequences from changes in tax laws;

•	different regulatory structures and unexpected changes in regulatory requirements; and

•	the impact of disease on international consumer preferences regarding meat proteins.
      We cannot assure you that we will be successful in identifying international expansion opportunities or that we will be able to further penetrate and compete effectively in international markets.
Our results depend on our sow herd productivity, mortality and feed efficiency. Changes in herd productivity and feed efficiency can adversely affect our profitability and margins.
      Sow herd productivity and feed efficiency are important measures by which we evaluate the performance of our production operations. Sow productivity is commonly calculated as the number of offspring per sow per year that reach 45 to 50 pounds and measures the performance of our breeding, gestation, farrowing and nursery operations. Changes in sow productivity can have a material effect on profitability and margins because a substantial portion of the costs of operating a sow unit are either fixed or related to the number of sows. Sows generally have approximately six litters during their reproductive lives, and are most productive on average during the third and fourth litters. Rapid expansion of our sow herd could adversely affect our sow herd productivity because the additional sows will be less productive in their earlier litters. Sow productivity also can be influenced by a number of other factors, including the number and quality of our employees, the health condition of our herds and their mortality rate, genetics and environment.

      Feed efficiency is commonly measured in terms of feed conversion ratios. A feed conversion ratio is calculated by the number of pounds of feed, which consists primarily of corn and soybean meal, consumed to produce a pound of live weight in hogs in our finishing units. It is a measure of the performance of our hog-finishing operations. Changes in feed efficiency affect per head feed consumption. As a result, they affect the aggregate cost of feed, which is the primary cost component in our hog-production operations. A number of factors influence feed efficiency, including the capacity and use of our finishing facilities, the number and quality of our employees, the health condition of our animals, genetics and the nutrient value of available feed ingredients.
      Because of the many factors involved, we cannot assure you that existing herd productivity and feed efficiency levels will be maintained in the future. We also cannot assure you that any decline in those levels will not have a material adverse effect on our costs, operating margins or ability to compete with other hog producers.
Outbreaks of disease can adversely affect our revenues and operating margins and the recent results have been adversely affected by Porcine Reproductive and Respiratory Syndrome and other conditions.
      The outbreak of disease and other events could significantly restrict our ability to conduct our operations. The productivity and profitability of any hog operation depends, to a great extent, on the ability to maintain animal health and control disease. Disease can reduce the number of offspring weaned per sow and hamper the growth of hogs to finished size. Diseases can be spread from other infected hogs, in feed, in trucks, by rodents or birds, by people visiting the farms or through the air. We experience outbreaks of certain diseases, including Transmittable Gastroenteritis (“TGE”), Circo Virus, a virus common in swine herds, and Porcine Reproductive and Respiratory Syndrome (“PRRS”), a respiratory disease commonly affecting swine herds, in our facilities, and may experience additional severe outbreaks in the future. Any such outbreaks could have a material adverse effect on our business, financial condition and results of operations. Our recent operating results have been adversely affected by PRRS and other conditions. See “Business— Processing and Production Operations— Biosecurity” in our 2006 Annual Report.
      We also face the risk of outbreaks of other diseases that have not affected our herds previously, including foot-and-mouth disease, which is a highly contagious viral disease affecting swine, cattle, sheep and goat herds. Until the outbreaks of the disease previously reported in Europe, which led to the destruction of thousands of animals, foot-and-mouth disease had been primarily limited to Africa, the Middle East, Asia and South America. Although foot-and-mouth disease is generally not lethal in adult pigs, mortality is common when younger pigs are infected. If we experience an outbreak of foot-and-mouth disease, we will likely be required to destroy all of our herd that has the potential of being infected. If this occurs, our business, financial condition and results of operations would be adversely affected.
      In addition, an outbreak of disease could result in governmental restrictions on the import and export of our pork products to or from our suppliers, facilities or customers even if our herds were not infected with such disease. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our business, financial condition and results of operations. Furthermore, any outbreak of livestock disease in the United States may result in a loss of consumer confidence in the protein products affected by the particular disease, adverse publicity and the imposition of export restrictions. For example, in December 2003, a single case of BSE, a disease affecting cattle but not hogs, was discovered in the State of Washington. As a result, beef imports from the United States were banned by many foreign countries, including Japan, the largest importer of U.S. beef. This incidence of BSE continues to have a material negative effect on the beef industry.
      Outbreaks of livestock disease in foreign countries may also affect the market for protein products in the United States. For example, in May 2003, a BSE outbreak in Canada resulted in a U.S. import restriction on live cattle from Canada. The resulting drop in the live cattle supply in the United States led to increased prices for live cattle and has placed continuing pressure on margins in the beef industry. Similar events could occur in the pork industry.

Our operations are subject to numerous laws and regulations. Non-compliance with these laws and regulations, or the enactment of more stringent laws or regulations, could adversely affect our business.
      Our operations are subject to various federal, state, local and foreign environmental, health, safety and other laws and regulations, including those governing air emissions and wastewater discharges and, in some jurisdictions, odor. Among other things, these laws and regulations impose standards and limitations on our waste treatment lagoons, water treatment facilities and new construction projects and regulate the management of animal waste from our hog production facilities. We cannot assure you, however, that we will at all times operate in compliance with environmental requirements, and if we fail to comply with such requirements, we could incur material penalties, fines and damages, and negative publicity.
      Environmental, health, and safety laws and regulations are subject to amendment, to the imposition of new or additional requirements and to changing interpretations by governmental agencies or courts. In particular, environmental laws and regulations may become more stringent for our industry. Additionally, various citizen and advocacy groups have been advocating changes in animal handling and environmental practices in the industry. We anticipate increased regulation by various governmental agencies and continued advocacy and enforcement by citizen groups concerning food safety, the use of medication in feed formulations, the disposal of animal by-products, air and wastewater discharges and the compliance status of our contract growers. More stringent requirements could result in changes in industry practices that could increase our costs and reduce margins.
We are operating under environmental consent decrees that require us to spend approximately $33 million on environmental controls by 2010.
      In order to settle enforcement actions and citizen suits, we entered into consent decrees with the State of Missouri, and with the federal government, and a citizens group, and a voluntary agreement with the State of North Carolina. The decrees required us to pay penalties to settle past alleged regulatory violations, and require us to research, develop, and implement new technologies for environmental controls at our Missouri operations. As a result of these decrees, we will be required to invest approximately $33 million in environmental controls by the 2010 deadline, of which we have spent $12.3 million as of March 25, 2006. We expect to spend roughly $4.0 million in each of fiscal years 2007 and 2008. If we fail to make the required investments, we may incur material penalties, fines and damages, and negative publicity. We may also be required to make additional investments at our North Carolina operations under the voluntary agreement.
We are subject to North Carolina’s moratorium on expansion of hog operations.
      North Carolina enacted a moratorium on the construction of farms with more than 250 hogs or the expansion of existing large farms in North Carolina. In 2003, the moratorium was extended until 2007. North Carolina is concerned about the use of waste treatment lagoons and spray fields for the disposal of swine waste, especially in areas of that state which are prone to flooding or hurricanes. It is anticipated that this moratorium will be extended until more effective technologies are developed to protect the environment. The moratorium limits us from expanding our North Carolina production operations. It is possible that lagoons and spray fields could be banned in North Carolina in the future, leading to increased competition for growers and disruption to our North Carolina operations.
The nature of our operations exposes us to the risk of environmental claims, including nuisance claims by neighboring property owners. We are a defendant in several nuisance lawsuits. If these lawsuits are adversely determined, they could harm our business.
      Because of the nature of our operations, we are subject to the risk of environmental claims, including nuisance claims by neighboring property owners. We face the risk of nuisance lawsuits even if we are operating in compliance with applicable regulations. We are currently a defendant in several suits, including one class action suit, based on the law of nuisance relating to our hog production facilities in Missouri. We believe we have defenses to these actions and intend to vigorously defend them, although we cannot assure you that our defenses in these matters will be successful, or that additional nuisance claims will not arise in the future. See “Business— Legal Proceedings” in our 2006 Annual Report.
The occurrence of unanticipated natural disasters could adversely affect our business.
      The occurrence of unanticipated natural disasters could adversely affect our business in many ways, including the following:

•	our production and processing operations materially depend on the availability of large supplies of fresh water, and our animals’ health and our ability to operate our processing facilities at full capacity could be adversely affected if we experience a shortage of fresh water due to floods, droughts, depletion of underground aquifers or other causes beyond our control;

•	one of our principal costs in the production side of our business is feed costs, and our feed costs may increase if crop supplies are reduced as a result of droughts, floods, hail storms, crop diseases or other causes beyond our control;

•	our production and processing facilities and our hog herds could be materially damaged by floods, hurricanes and tornadoes; and

•	natural disasters, such as flooding, can cause the discharge of effluents or other waste into the environment, potentially resulting in our being subject to further liability claims and governmental regulation.
Product liability claims or product recalls could result in significant claims, adversely affect our business reputation and expose us to increased scrutiny by federal and state regulators.
      The packaging, marketing and distribution of food products entails an inherent risk of product liability and product recall and the resultant adverse publicity. Pork products may be subject to contamination by disease producing organisms or pathogens, such as Listeria monocytogenes or Salmonella species. These pathogens are generally found in the environment and as a result, there is a risk that they, as a result of food processing, could be present in our processed pork products. These risks may not be eliminated by adherence to good manufacturing practices and finished product testing. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination, adverse test results or damage to the products. In addition to the risks of product liability or product recall due to deficiencies caused by our processing and production operations, we may encounter the same risks if any third party tampers with our products. We may be required to perform product recalls, and product liability claims may be asserted against us in the future. We have little, if any, control over proper handling procedures once our products have been shipped for distribution. As a result, these pathogens can also be introduced to our products as a result of improper handling or temperature controls at the further processor, foodservice or consumer level. Even if a product is not contaminated when it leaves our facility, illness and death may result if the pathogens are not eliminated or are introduced at such further processor, foodservice or consumer level. Any claims that may be made may create adverse publicity that would have a material adverse effect on our ability to market our products successfully. Even an inadvertent shipment of contaminated products is a violation of law and may lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies and may have a material adverse effect on our business, reputation, prospects, results of operations and financial condition.
      Our product liability insurance coverage may not adequately protect us from all of the liabilities and expenses that we incur in connection with such events. If we were to suffer a loss that is not adequately covered by insurance, our results of operations and financial condition would be adversely affected.

Governmental authorities may take action prohibiting meat packers from owning livestock, which could adversely affect our business and threaten the efficiency of our vertically integrated operations.
      In February 2002, the U.S. Senate initially passed a Farm Bill that included a provision known as the “Johnson Amendment,” which would have prohibited meat packers, like us, from owning or controlling livestock intended for slaughter for more than fourteen days prior to slaughter. The U.S. House of Representatives passed a different version of the Farm Bill that did not contain any provision similar to the Johnson Amendment. Legislation of this type was recently reintroduced into the U.S. Senate. This and similar legislation affecting our operations might be adopted at the federal or state levels in the future. Such legislation, if adopted and applicable to our current operations, would have a material adverse impact on our business, financial condition and results of operations. See “Business— Regulation” in our 2006 Annual Report.
Changes in “corporate farming laws” and other laws and regulations in some of the states where we operate, or a finding that we are not in compliance with existing laws and regulations could adversely affect our business.
      Several states have enacted “corporate farming laws” that restrict the ability of corporations to engage in farming activities. Missouri is among these states, but Texas and North Carolina currently are not. Missouri’s corporate farming law in many cases bars corporations from owning agricultural land and engaging in farming activities. At the time of ContiGroup Companies, Inc.’s (“ContiGroup”) acquisition of its interest in us in 1998, ContiGroup submitted the proposed ownership structure to the Office of the Attorney General of the State of Missouri for its review. At that time, the Office of the Attorney General indicated that it had no objection to our current structure under the corporate farming laws. There can be no assurance, however, that this position will be maintained in the future as our operations continue and develop. While we believe our operations currently comply with the Missouri corporate farming law and its existing exemptions, the Missouri laws could be subject to challenge or amendment by Missouri governmental bodies in the future, which could have a material adverse effect on our business, financial conditions and results of operations. Further, even with the exemptions, the corporate farming laws of many states, including Missouri, restrict our ability to expand beyond the counties in which we currently operate.
      In addition to Missouri’s “corporate farming law,” Missouri law also prohibits a person who is not a citizen or resident of the United States from holding a controlling interest in a business that owns land used for farming. To our knowledge, a controlling interest in us is not currently held by a foreign person or entity in violation of this law. Our amended and restated certificate of incorporation includes provisions intended to prevent foreign ownership in violation of this law. These provisions, however, may not effectively prevent a foreign person or entity from acquiring a controlling interest in us. See “Description of Capital Stock— Foreign Ownership Restriction.” If a foreign person or entity acquires a controlling interest in us, it could have a material adverse effect on our business and the rights of such foreign person with respect to its investment in our common stock.
The price or availability of water, energy and freight costs could increase our expenses, reduce our profitability and hamper our operations.
      We require a substantial amount, and as we continue to expand our business we will require additional amounts, of water, electricity and natural gas to produce and process our products. The prices of water, electricity and natural gas fluctuate significantly over time, due to supply and other factors, and impact our cost structure. We may not be able to pass on increased costs of production to our customers. As a result, increases in the cost of water, electricity or natural gas would substantially harm our business, financial condition and results of operations. In addition, the unavailability of these resources could hamper our operations.
      Our transportation costs are a material portion of the cost of our products. We primarily ship our products and receive our inputs via truck and rail. Exports to Japan and certain other countries involve ocean freight as well. The costs associated with the transportation of our products and inputs fluctuate with the price of fuel and the capacity of our transportation sources. Increases in costs of transportation would negatively affect our profitability.
Our level of indebtedness and the terms of our indebtedness could adversely affect our business and liquidity position.
      As of March 25, 2006, our outstanding indebtedness was $128.4 million. See “Capitalization.” We expect that our indebtedness, including borrowings under our credit agreement, may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and possible acquisitions. Our consolidated indebtedness level could materially affect our business because:

•	a substantial portion of our cash flow from operations must be dedicated to interest payments on our indebtedness and is not available for other purposes, which amount would increase if prevailing interest rates rise;

•	it may materially limit or impair our ability to obtain financing in the future;

•	it may reduce our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise; and

•	it restricts our ability to pay dividends.
      In addition, our credit agreement requires us to meet specified financial ratios and limits our ability to enter into various transactions. If we default on any of our indebtedness, or if we are unable to obtain necessary liquidity, our indebtedness would be due and payable immediately and our business could be adversely affected.
Our performance depends on favorable labor relations with our employees and our ability to retain them. Any deterioration of those relations, increase in labor costs or inability to attract and retain employees could adversely affect our business.
      Our employees are not represented by any labor union. However, there have been efforts to unionize our work force in the past and there could be attempts to do so in the future. In addition, we have experienced high turnover in our Missouri production and processing employees in the past, and our location in rural Missouri limits our ability to find replacement workers for those operations. Our Missouri operations are currently located in five sparsely populated counties in which we employed approximately 2,200 people at March 25, 2006. As a result, we have a limited pool of potential replacement workers for those operations.
      Any significant deterioration of employee relations, increase in labor costs, slowdowns or work stoppages, or shortages of labor at any of our locations, whether due to union activities, employee turnover or otherwise, could have a material adverse effect on our business, financial condition and results of operations. See “Business— Employees” in our 2006 Annual Report.
The loss of key members of our management may adversely affect our business.
      We believe our continued success depends on the collective abilities and efforts of our senior management. We do not maintain key person life insurance policies on any of our employees. The loss of one or more key personnel, such as our executive officers, could have a material adverse effect on our results of operations. Additionally, if we are unable to find, hire and retain needed key personnel in the future, our results of operations could be materially and adversely affected.
We are subject to risks associated with future acquisitions.
      An important element of our growth strategy is the acquisition and integration of complementary businesses in order to broaden product offerings, capture market share and improve profitability. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities, obtain financing on acceptable terms or reach mutually agreeable terms with acquisition candidates. The negotiation of potential acquisitions, as well as the integration of an acquired business, could require us to incur significant costs and cause diversion of our management’s time and resources. Future acquisitions by us could result in:

•	dilutive issuances of equity securities;

•	reductions in our operating results;

•	incurrence of debt and contingent liabilities;

•	future impairment of goodwill and other intangibles; and

•	other acquisition-related expenses.
      Some or all of these items could have a material adverse effect on our business. The businesses we acquire in the future may not achieve sales and profitability that justify our investment. In addition, to the extent that consolidation becomes more prevalent in our industry, the prices for suitable acquisition candidates may increase to unacceptable levels and limit our growth.
Risks Related to this Offering
Substantial Ownership by ContiGroup Companies, Inc. could adversely affect our other shareholders.
      ContiGroup currently owns 51.4% of our outstanding common stock. After the sales of all of their shares included in this prospectus, ContiGroup will remain our largest shareholder and continue to own approximately 30.4% of our outstanding common stock (assuming all of the shares of common stock proposed to be offered by it are sold and a higher percentage if not all of these shares are sold.) It will have the ability to exert significant influence on substantially all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of our assets. It also will have the ability to exert significant influence on our management and affairs. This concentration of ownership may delay or prevent a change in control; impede a merger, consolidation, takeover, or other business combination involving us; discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; or result in actions that may be opposed by other shareholders, including those who purchase shares in this offering. Four of our directors, including our Chairman, were originally elected by ContiGroup. In addition, our General Counsel is also an officer of ContiGroup and, as such, may have interests that conflict with yours. ContiGroup currently owns and may in the future own businesses that directly or indirectly compete with ours.
      In addition, ContiGroup has entered into transactions with us and may from time to time in the future enter into transactions with us. As a result, it may have interests that are different from, or in addition to, its interest as shareholder in our Company. Such transactions may adversely affect our results of operations or financial condition. See “Certain Relationships and Related Transactions.”
Fluctuations in our operating results may negatively impact our stock price.
      Given the cyclical nature of our business, including its substantial dependence on commodity prices, our revenue, margins, and operating results have varied in the past and are likely to fluctuate significantly in the future. Our operating expense levels are based on our expectations for future revenue. If actual revenue is below management’s expectations, or if our expenses increase before revenues do, both gross margins and operating results would be materially and adversely affected. Because of these fluctuations, it is possible that our operating results or other operating metrics may fail to meet the expectations of stock market analysts and investors. If this happens, the market price of our common stock is likely to decline.
The future sale of shares of our common stock may negatively affect our stock price.
      If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. We, along with our officers, directors and the holders of approximately 33.8% of our shares of common stock (assuming all of the shares of common stock proposed to be offered by such holders are sold and a higher percentage if not all of these shares are sold), have agreed (subject to certain exceptions) that they will not sell, directly or indirectly, any common stock without the prior written consent of Morgan Stanley & Co. Incorporated, the contemplated underwriter in this offering, for a period of 90 days from the date of this prospectus (or, in each case, up to approximately 30 days longer in certain circumstances). However, Morgan Stanley & Co. Incorporated may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to the lock-up agreements. In addition, ContiGroup is expected to beneficially own approximately 30.4% of our outstanding shares upon completion of this offering based on the assumption described above. The market price of our common stock could fall if ContiGroup or another major shareholder sells substantial amounts of our common stock. Sales of substantial amounts of common stock (including shares issued in connection with future acquisitions that may be issued with registration rights) may adversely affect the prevailing market price for our common stock and could impair our ability to obtain additional capital by offering equity securities.
Our amended and restated certificate of incorporation and restated bylaws, as well as Delaware law, contain provisions that may inhibit potential acquisition bids, discourage merger offers or prevent changes in our management, which may adversely affect the market price of our common stock.
      Provisions in our amended and restated certificate of incorporation and restated bylaws could delay or prevent a change in control, such as:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares to thwart a takeover attempt;

•	prohibiting our shareholders from acting by written consent, thereby requiring all shareholder actions to be taken at a meeting of our shareholders;

•	permitting our bylaws to be amended by the affirmative vote of the holders of at least two-thirds of the outstanding shares of our voting stock;

•	limiting the ability of our shareholders to call special meetings and establishing advance notice provisions for nominations for election to the board of directors or for proposing matters to be acted upon at meetings of shareholders; and

•	classifying our board of directors so that only one-third of our directors are elected each year, so that it would take three successive annual meetings to replace all of the directors.
      In addition, Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for our Company. We are subject to Section 203, which regulates corporate acquisitions and limits the ability of a holder of 15% or more of our stock from acquiring the rest of our stock. Under Delaware law a corporation may opt out of the anti-takeover provisions, but we have not, and do not intend, to do so.
      These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction even if such a transaction may be desired by our shareholders.

FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements” within the meaning of Section 17A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words “anticipates,” “believes,” “expects,” “plans,” “intends,” “may,” “will” and similar expressions identify such forward-looking statements. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the following:

•	the impact of cyclicality in the pork industry;

•	the effect on results of operation of an inability to control feed costs;

•	the impact of changes in consumer preferences;

•	the consolidation of our retail, further processor and foodservice customers;

•	our history of operations include net losses in some periods;

•	our hedging activities;

•	competition in the hog production and pork processing industries;

•	our ability to manage relationships with large customers that comprise a significant percentage of our total revenues;

•	the effect of economic, political and regulatory risks associated with international operations;

•	our ability to maintain herd productivity and feed efficiency;

•	the outbreak of disease in our herds;

•	the impact of environmental laws and other legal requirements, including compliance costs and adverse outcomes of pending, threatened or future litigation;

•	the effect of North Carolina’s moratorium on expansion of hog operations;

•	the occurrence of unanticipated natural disasters;

•	the impact of product liability claims and product recalls;

•	the enactment of laws prohibiting meat packers from owning livestock;

•	the impact of corporate farming laws and foreign ownership restrictions, including changes to current laws or a finding of non compliance with existing laws;

•	our ability to cope with increased water, energy and freight costs or their unavailability;

•	our level of indebtedness;

•	our ability to maintain favorable labor relations with and retain our employees;

•	the loss of key members of our management; and

•	the impact of future acquisitions on our business and financial condition.
      The foregoing factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus, including under “Risk Factors,” and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our 2006 Annual Report. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our shares of common stock. You are cautioned not to rely on forward-looking statements.

COMMON STOCK PRICE RANGE AND DIVIDENDS
      Our common stock has been traded on the NASDAQ National Market under the symbol “PORK” since our initial public offering in June 2005. The following table sets forth the range of high and low sale prices of our common stock as reported on the NASDAQ National Market for the periods indicated:

	High	Low

Calendar Year Ended December 31, 2005:
Second quarter (from June 13, 2005)	$14.10	$12.50
Third quarter	15.65	12.66
Fourth quarter	18.54	14.30
Calendar Year Ending December 31, 2006:
First quarter	$19.47	$13.25
Second quarter (through May 30, 2006)	$17.93	$15.14
      On May 30, 2006, the last sale price of our common stock, as reported by the NASDAQ National Market, was $17.20 per share. As of May 15, 2006, we had approximately 95 record holders of our common stock.
      We paid dividends of $.06 per share in each of the second, third and fourth quarters of fiscal year 2006 and in the first quarter of fiscal 2007. The payment of future dividends will depend on our earnings, cash needs, terms of debt agreements and other factors our board of directors deems relevant from time to time. Our bank credit agreement limits the amount of cash dividends we may pay in any given fiscal year to $15 million.
USE OF PROCEEDS
      All shares in this offering are being sold by the selling shareholders and, consequently, we will not receive any proceeds from this offering.

CAPITALIZATION
      The following table sets forth our capitalization as of March 25, 2006. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes in our 2006 Annual Report.

As of
March 25, 2006

(in thousands,
except share data)
Long-term debt:
Revolving credit facility(1)	$—
Term loan(2)	125,000
9 1/4 % senior notes due 2011	2,000
Capital leases	1,352

Total long-term debt and capital leases	$128,352
Shareholders’ equity:
Common stock, $0.01 par value; 100,000,000 shares authorized; 31,620,039 shares issued and outstanding	316
Preferred stock; $0.01 par value; 10,000,000 shares authorized; no shares issued or outstanding	—
Additional paid-in capital	378,083
Accumulated other comprehensive income, net of tax	2,748
Retained earnings	79,573

Total shareholders’ equity	460,720

Total capitalization	$589,072

(1)	Our credit agreement provides for revolving credit borrowings of up to $175.0 million. As of March 25, 2006, we had $13.4 million of letters of credit outstanding under our credit agreement and $161.6 million available for borrowing under our credit agreement.
(2)	The term loan under our credit agreement provides for interest-only payments until November 9, 2007, at which point quarterly principal payments of $1.25 million ($5 million annually) are due until the term loan maturity date of May 9, 2015, when all remaining principal is due. Amounts borrowed under the credit agreement bear interest at fluctuating rates. These rates are based on the agent’s base rate (the greater of the agent’s prime rate or the federal funds rate plus one half of one percent) or LIBOR plus, in each case, an applicable margin, ranging from 0.0% to 3.125% determined by the leverage ratio. We entered into an interest rate swap agreement to convert the variable base interest rate of $125.0 million of the term loan to a fixed rate of 4.525% plus the agent bank’s applicable margin (0.875% at March 25, 2006).

MANAGEMENT
Executive Officers and Directors
      The names, ages and positions of our executive officers and directors as of May 31, 2006, are set forth below:

Name	Age	Position(s)

John M. Meyer	44	Chief Executive Officer and Director
Robert W. Manly	53	President and Chief Operating Officer
Stephen A. Lightstone	60	Executive Vice President, Chief Financial Officer and Treasurer
Gerard J. Schulte	56	General Counsel and Secretary
Dennis D. Rippe	52	Vice President, Controller and Assistant Secretary
Calvin R. Held	50	Vice President Processing Operations
Richard L. Morris	55	Vice President Sales and Marketing
Robert S. Kopriva	55	Chairman of the Board and Director
Vart K. Adjemian	63	Director
Paul J. Fribourg	52	Director
Ronald E. Justice	61	Director
Maurice L. McGill	69	Director
William R. Patterson	64	Director
Michael J. Zimmerman	55	Director
      John M. Meyer has been a Director and our Chief Executive Officer since May 1998. Prior to May 1998, he spent 15 years with ContiGroup, most recently as Vice President and General Manager of ContiGroup’s pork division. While with ContiGroup, Mr. Meyer served in the sales, credit and financial services functions.
      Robert W. Manly has been our President since October 1996 and was made Chief Operating Officer in June 2005. From April 1986 to October 1996, Mr. Manly served as Executive Vice President of Smithfield Foods, Inc., a meat producer and processor. He also served as President and Chief Operating Officer of the Smithfield Packing Company, a subsidiary of Smithfield Foods from June 1994 to June 1995. Mr. Manly held the position of Assistant to the President of IBP, Inc., a meat producer and processor from January 1981 to April 1986.
      Stephen A. Lightstone has been our Executive Vice President, Chief Financial Officer and Treasurer since August 1998. From 1983 to 1998, Mr. Lightstone was with Payless Cashways, Inc., a building materials retailer, most recently serving as Senior Vice President, Chief Financial Officer and Treasurer.
      Gerard J. Schulte has been our General Counsel and Secretary since July 1998. Mr. Schulte has been Vice President and Assistant General Counsel of ContiGroup Companies, the majority shareholder of the Company, since February 2001, and previously served as Vice President and General Counsel of ContiIndustries, an operating group of ContiGroup Companies, since 1990.
      Dennis D. Rippe has been our Vice President, Controller and Assistant Secretary since January 1999. Prior to that date, Mr. Rippe had been our Vice President Finance and Administration-Operations (Missouri) since February 1997.
      Calvin R. Held has been our Vice President of Processing Operations since April 2004. Prior to that date, Mr. Held was the Company’s Vice President of Milan, Missouri Processing Operations from December 1994 to April 2004 and was Controller of Farm Production and the Milan, Missouri Plant from August 1992 to December 1994. From 1978 to 1992, Mr. Held was with Jimmy Dean Foods, a division of the Sara Lee Corporation, a manufacturer and marketer of consumer products.
      Richard L. Morris has been our Vice President of Sales and Marketing since November 2003. Prior to joining the Company, Mr. Morris was a consultant with Morris Group, a consulting company, from September

2002 to November 2003, and prior to that spent 22 years with Sara Lee Corporation, a manufacturer and marketer of consumer products, and affiliates from February 1980 to August 2002, most recently as Vice President of Distributor Sales-Meat and Bakery with Sara Lee Foodservice.
      Robert S. Kopriva has been the non-executive Chairman of our Board of Directors since May 2006 and a Director since December 2005. From January 2002 until his retirement in June 2005, Mr. Kopriva was Senior Vice President of Sara Lee Corporation, a global manufacturer and marketer of brand-name products for consumers, and Chief Executive Officer of its Sara Lee Foods Division. Mr. Kopriva joined Sara Lee Corporation in 1981 and held a number of management positions with increasing responsibilities, including President and Chief Executive Officer of Sara Lee’s Jimmy Dean Foods division, President of Sara Lee Foods U.S.—Supply Chain, and President, Sara Lee Foods U.S. He was elected a Vice President of Sara Lee Corporation in 2000.
      Vart K. Adjemian has been a Director since September 1999. Mr. Adjemian retired from ContiGroup on April 1, 2005. From February 2001 to his retirement, Mr. Adjemian served as Executive Vice President and Chief Operating Officer of ContiGroup. From 1999 to February 2001, he served as Executive Vice President of ContiGroup and as Chief Executive Officer of the ContiIndustries, an operating group of ContiGroup. From 1998 to 1999, he was Senior Vice President of ContiGroup, and from 1996 to 1998, he was President of the Commodity Marketing Group of ContiGroup.
      Paul J. Fribourg has been a Director since May 1998. Mr. Fribourg has served as Chairman, President and Chief Executive Officer of ContiGroup since 1999. From 1997 to 1999, he served as Chairman, President and Chief Executive Officer of Continental Grain and, from 1996 to 1997, he served as Chief Operating Officer of Continental Grain. Mr. Fribourg is currently a director of Lowes Corporation, a diversified financial corporation, Vivendi Universal, a media and telecom company, and Power Corporation of Canada, a diversified management and holding company.
      Ronald E. Justice has been a Director since September 1996. Mr. Justice has been an Adjunct Professor in Business Studies at Brookhaven College since April 2001. He served as Executive Vice President of Operations of Consolidated Container Company, a producer of plastic containers for consumer products, from September 1998 to April 2000. Mr. Justice was the Senior Vice President of Operations of Scotts Co., a supplier and marketer of consumer lawn and garden care products, from July 1995 to September 1998.
      Maurice L. McGill has been a Director since September 1996. Mr. McGill has served as the President of Wirmac Corp., a private investment company, since 1986 and as a general partner of McGill Partners, a private investment company, since 1989.
      William R. Patterson has been a Director since May 2005. Mr. Patterson is a founder and manager of Stonecreek Management, L.L.C., a private investment management firm, since August 1998. Prior to joining Stonecreek, he was Executive Vice President and Chief Financial Officer of Premium Standard Farms, Inc. Mr. Patterson is also a director of American Italian Pasta Company, a manufacturer of pasta, Collins Industries, Inc., a manufacturer of ambulances, school buses and terminal tractors, and Paul Meuller Company, a manufacturer of stainless steel vessels and processing systems.
      Michael J. Zimmerman has been a Director since May 1998. He served as the Chairman of our Board of Directors from May 1998 to May 2006. Mr. Zimmerman has been Executive Vice President and Chief Financial Officer of ContiGroup Companies, Inc. since 1999. From 1996 to 1999, he served as Senior Vice President—Investments and Strategy of Continental Grain Company, ContiGroup’s predecessor, and President of its ContiInvestments subsidiary. Prior to joining ContiGroup in 1996, he was a Managing Director of Salomon Brothers Inc. Mr. Zimmerman is currently a director of Overseas Shipholding Group, Inc., a bulk-shipping company. He also is a director of Financial Federal, Inc., a nationwide equipment, finance and leasing company.

Our Board of Directors
      Our board of directors has the power to appoint officers. Each officer will hold office for the term determined by the board of directors and until such person’s successor is chosen and qualified or until such person’s resignation, removal or death.
      Our board currently consists of eight persons, four of whom satisfy the independence requirements of the NASDAQ National Market. These independent directors are Messrs. Justice, Kopriva, McGill and Patterson. Messrs. Zimmerman, Adjemian and Fribourg are not considered independent due to their current or past relationships with ContiGroup. Under the rules of the NASDAQ National Market, we currently are a “Controlled Company,” because ContiGroup owns a majority of our outstanding shares of common stock. If ContiGroup sells a sufficient number of shares pursuant to this prospectus so that it no longer holds a majority of the shares of our common stock, we will no longer qualify as a “Controlled Company” and will need to change the composition of our board of directors to have a majority of independent directors within one year of such sale. We plan to add at least one additional independent director within this one year period. In addition, within 90 days of such sale, we will need to have a majority of the members of our Compensation Committee and of our Nominations and Corporate Governance Committee be composed of independent directors. All of the directors of these committees will need to be independent within one year after the time ContiGroup is no longer the holder of a majority of the outstanding shares of our common stock. Since both Messrs. Zimmerman and Fribourg are currently on these committees, at least one of them will need to leave the committees within 90 days of such time and both of them will need to leave those committees within such one year period.
      There are no family relationships among any of our directors or executive officers.
      Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes with staggered terms. The term of office of directors assigned to Class I will expire at the annual meeting of shareholders in 2006 and at each third succeeding year thereafter. The term of office of directors assigned to Class II will expire at the annual meeting of shareholders in 2007 and at each third succeeding annual meeting thereafter. The term of office of directors assigned to Class III will expire at the annual meeting of shareholders in 2008 and at each third succeeding annual meeting thereafter. Messrs. Fribourg, Kopriva and Meyer are as Class I directors, Messrs. Zimmerman, Justice and McGill serve as Class II directors and Messrs. Adjemian and Patterson will serve as Class III directors.
      This classification of the board of directors may delay or prevent a change of control of our Company or in our management. See “Description of Capital Stock—Anti-takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Restated Bylaws.”
Committees of the Board of Directors
      Our board of directors has established three committees: a Compensation Committee, an Audit Committee, and a Nominations and Corporate Governance Committee. Each such committee has three or more members, who serve at the pleasure of the board of directors.
      Compensation Committee. The Compensation Committee is responsible for reviewing and making recommendations to the board of directors with respect to compensation of executive officers, other compensation matters and awards. Currently, Messrs. Zimmerman, Fribourg and Kopriva serve on the Compensation Committee. Mr. Zimmerman is chairman of the committee.
      Audit Committee. The Audit Committee is responsible for reviewing our financial statements, audit reports, internal financial controls and the services performed by our independent registered public accountants, and for making recommendations with respect to those matters to the board of directors. Currently, Messrs. McGill, Patterson and Justice serve on the Audit Committee. The board has determined that Mr. McGill, the current chairman of the committee, and Mr. Patterson qualify as “audit committee financial experts” within the meaning of the regulations of the SEC.

      Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee is responsible for (a) recommending candidates for election to our board of directors, (b) overseeing the organization and membership of our board of directors, (c) structuring and overseeing the operations of our various board committees, (d) planning for the succession of our key officers and employees, (e) overseeing, reviewing and making periodic recommendations concerning our corporate governance policies, and (f) dealing with all other matters related to corporate governance and the rights and interests of our stockholders, as directed by the board. Currently, Messrs. Fribourg, Zimmerman and McGill serve on the Nominations and Corporate Governance Committee. Mr. Fribourg is chairman of the committee.
Code of Ethics
      We have adopted a code of professional ethics for all employees and directors of the Company.
Compensation of Directors
      In lieu of the director compensation described in the following paragraph, Mr. Kopriva, the Chairman of our Board of Directors, will be compensated pursuant to a compensation package approved by the Board of Directors on May 30, 2006. Mr. Kopriva will receive quarterly cash payments in the amount of $50,000 for the remaining three quarters of calendar year 2006 and $37,500 per quarter thereafter for so long as he holds the position of Chairman of the Board. On June 17, 2006, Mr. Kopriva will receive (1) a stock option award for 20,000 shares, exercisable at the per share price of our common stock on that date, and (2) a restricted stock award of 5,000 shares. These awards will vest 33 1/3 % on each of January 1, 2007, January 1, 2008 and January 1, 2009, assuming Mr. Kopriva remains a director and has not resigned, or refused to stand for election as Chairman of the Board. Also on June 17, 2006, Mr. Kopriva will receive a one-time equity stock grant of shares equal to $300,000 based on the per share stock price as of such date. This grant will vest 100% on January 1, 2009, assuming Mr. Kopriva remains a director and has not resigned, or refused to stand for election as Chairman of the Board.
      We pay each person who is a member of our board of directors $1,000 per meeting, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with the performance of duties as a director. In addition, each director who is not affiliated with ContiGroup receives $25,000 per year in exchange for his or her services. Members of the Audit and Compensation Committees receive an additional $1,000 per meeting of those committees. In addition, the Chairman of the Audit Committee receives an additional $5,000 per year.
      Our 2005 Long Term Incentive Plan permits options, stock appreciation rights, restricted stock, performance units and performance shares to be granted to our employees, non-employee directors and consultants. On January 2, 2006, each non-employee director was granted 1,000 shares of restricted common stock which vests after three years.
Compensation Committee Interlocks and Insider Participation
      During the last completed fiscal year, Messrs. Zimmerman, Fribourg and Kopriva served on the Compensation Committee. None of the members of our Compensation Committee is currently or was formerly our officer or employee. There are no compensation committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Securities Exchange Act of 1934, as amended.

Executive Compensation
      The following summary compensation table summarizes compensation information for each of the last three fiscal years with respect to our Chief Executive Officer and our next four most highly compensated executive officers as of March 25, 2006. In this prospectus, these individuals are referred to as our “named executive officers.”
Summary Compensation Table

						Long-Term Compensation

		Annual Compensation					Number of
						Restricted	Securities	All Other
	Fiscal			Other ($)		Stock Awards	Underlying	Compensation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)	(1)		(2)	Options	(3)

John M. Meyer	2006	$385,769	$568,800	$13,351		$1,589,160	45,143	$9,125
Chief Executive Officer	2005	315,000	900,000	14,453		—	—	7,728
	2004	315,000	—	4,814		—	—	8,000
Robert W. Manly	2006	353,076	413,100	12,000		992,200	34,971	9,644
President and Chief	2005	300,000	775,500	12,334		—	—	8,429
Operating Officer	2004	300,000	—	3,074		—	—	8,690
Stephen A. Lightstone	2006	273,269	334,200	13,636		859,614	23,571	10,306
Executive Vice President,	2005	260,000	632,385	14,130		—	—	9,017
Chief Financial Officer	2004	260,000	—	2,947		—	—	9,084
and Treasurer
Calvin R. Held	2006	223,462	88,300	14,751		256,473	10,286	8,971
Vice President, Plant	2005	211,538	154,155	35,882	(4)	—	—	6,920
Operations	2004	173,461	40,000	6,593		—	41,429	8,761
Richard L. Morris	2006	213,615	90,900	12,000		218,373	10,286	8,670
Vice President, Sales &	2005	205,308	147,702	11,204		—	—	8,959
Marketing	2004	73,077	140,000	45,448	(5)	—	82,857	1,245

(1)	Other than as specified in notes (4) and (5), amounts in this column relate to automobile allowances and income tax preparation assistance.

(2)	The restricted stock awards shown in this column were made to the named executive officers on June 17, 2005 and were comprised of: (a) grants made upon conversion of outstanding awards that had been made during 2004 pursuant to our previously-existing long-term incentive plan (the “2004 Award Conversion Grants”), (b) grants made upon conversion of outstanding awards that had been made during 2005 pursuant to our previously-existing long-term incentive plan (the “2005 Award Conversion Grants”), (c) stand alone grants made under our 2005 Long Term Incentive Plan (the “2005 Grants”), and (d) grants made under our 2005 Long Term Incentive Plan to Mr. Meyer, Mr. Manly and Mr. Lightstone pursuant to employment agreements between the Company and each of them (the “Employment Agreement Grants”). The number of shares of restricted stock held by each of the named executive officers as of March 25, 2006, together with the value of such shares as of that date, is as follows: Mr. Meyer, 123,670 ($2,176,592); Mr. Manly, 77,214 ($1,358,966); Mr. Lightstone, 66,896 ($1,177,370); Mr. Held, 19,959 ($351,278) and Mr. Morris, 16,994 ($299,094). Dividends are paid on these shares in the same amounts, if any, as paid to other holders of our common stock. Additional information regarding these grants, including their vesting schedules, is contained in the table below:

Restricted Shares Issued on June 17, 2005

	Meyer	Manly	Lightstone	Held	Morris	Vesting Schedule

2004 Award Conversion Grants	13,340	11,858	8,809	5,745	6,211	100% on March 31, 2006
2005 Award Conversion Grants	16,286	14,476	10,754	7,014	7,583	100% on March 31, 2007
2005 Grants	14,044	10,880	7,333	7,200	3,200	25% per year starting June 17, 2006
Employment Agreement Grants	80,000	40,000	40,000	0	0	75% on June 17, 2008, 12.5% on June 17, 2009 and 12.5% on June 17, 2010
Total Restricted Shares	123,670	77,214	66,896	19,959	16,994

(3)	Consists of employer contributions to our 401(k) plan and premiums for group term life insurance. In fiscal years 2004, 2005 and 2006, employer contributions to the 401(k) plan on behalf of Mr. Meyer were $8,000, $7,728 and $9,125, respectively. For Mr. Manly they were $8,000, $7,739 and $8,954, respectively. For Mr. Lightstone they were $8,000, $7,800 and $8,538, respectively. For Mr. Held they were $8,539, $6,592 and $8,492, respectively. For Mr. Morris they were $1,231, $8,871 and $8,483, respectively. Amounts attributable to group term life insurance provided by the Company to Mr. Manly was $690 in each of fiscal years 2004, 2005 and 2006. For Mr. Lightstone it was $1,084, $1,217 and $1,768, respectively. For Mr. Held it was $222, $328 and $478, respectively. For Mr. Morris it was $14, $88 and $186, respectively.

(4)	Includes moving allowance of $25,878.

(5)	Consists of relocation benefits and car allowance for Mr. Morris in 2004. Relocation benefits paid were $44,414.
Option Grants in Fiscal Year 2006
      The table below provides information regarding stock option grants made in fiscal year 2006 to our named executive officers.
Options Grants in Fiscal Year 2006

					Potential
					Realizable Value
	Individual Grants				at Assumed
					Annual Rates of
	Number of	Percent of Total			Stock Price
	Securities	Options	Exercise		Appreciation for
	Underlying	Granted	or Base		Option Term
	Options	Employees in	Price	Expiration
Name	Granted(1)	Fiscal Year	($/Sh)	Date	5%($)	10%($)

John M. Meyer	45,143	22.8%	$12.50	6/17/15	354,824	899,249
Robert W. Manly	34,971	17.7%	$12.50	6/17/15	274,872	696,622
Stephen A. Lightstone	23,571	11.9%	$12.50	6/17/15	185,268	469,534
Calvin R. Held	10,286	5.2%	$12.50	6/17/15	80,848	204,897
Richard L. Morris	10,286	5.2%	$12.50	6/17/15	80,848	204,897

(1)	Options are exercisable at the rate of 25% per year, beginning June 17, 2006. Options become fully exercisable upon a change of control of the Company.

Option Exercises and Year-End Values
      The table below provides information regarding option exercises during fiscal year 2006 by our named executive officers and the value of unexercised options held by each of them as of March 25, 2006.
Aggregated Option Exercises in Fiscal Year 2006
and Option Values at March 25, 2006

			Number of Securities
			Underlying	Value of Unexercised
			Unexercised Options	In-the-Money Options
			at March 25,	at March 25,
	Shares		2006(#)	2006($)(2)
	Acquired on	Value
Name	Exercise(#)	Realized($)(1)	Exercisable/Unexercisable	Exercisable/Unexercisable

John M. Meyer	310,714	1,547,977	0/45,143	0/230,229
Robert W. Manly	248,572	1,238,386	0/34,971	0/178,352
Stephen A. Lightstone	227,857	1,135,184	0/23,571	0/120,212
Calvin R. Held	82,857	412,794	0/10,286	0/52,459
Richard L. Morris	—	—	54,685/38,458	333,961/224,505

(1)	Amounts shown are based on the difference between the market value of the Company’s common stock on the date of exercise and the exercise price.
(2)	Amounts shown are based on the amount by which the closing price of the Company’s common stock on March 24, 2006 ($17.60) exceeded the exercise price.
Compensation Plans
      In anticipation of our initial public offering, our Compensation Committee and board of directors undertook a comprehensive review of our executive compensation program. In May 2005, the general terms of the new executive compensation program and employment agreements with Messrs. Meyer, Manly and Lightstone were approved. Under this program, we determined not to make additional grants under the 1999 Equity Incentive Plan and Long Term Incentive Plan and in lieu thereof adopted (1) a new long term incentive plan with the intention of making annual grants of stock options and restricted stock to executives at the Vice President level or higher, (2) ownership guidelines for executives who are at the Vice President level or higher and (3) a restricted stock match to the Chief Executive Officer, President, Chief Financial Officer and Vice President, Plant Operations to encourage personal investment and assist in meeting the foregoing ownership guidelines.

Employment Agreements
      We entered into an employment agreement with Mr. Meyer, effective June 13, 2005, with a stated term of 24 months. Mr. Meyer will receive as compensation (1) a base salary of not less than $395,000 per annum, (2) participation in our annual bonus target opportunity with a target annual bonus of not less than 100% of base salary and a maximum annual bonus of 300% of target bonus, and (3) participation in the long-term incentive program with an annual incentive target of not less than 100% of base salary through a combination of stock options and restricted stock (see “2005 Long Term Incentive Plan.”) Mr. Meyer also received upon consummation of the initial public offering an additional restricted stock award for $1,000,000 of shares. This award of 80,000 shares (based on the initial public offering price of $12.50 per share) will vest 75% if he remains an employee until June 13, 2008, 87 1/2 % if he remains an employee until June 13, 2009 and 100% if he remains an employee until June 13, 2010 and provided he continues to satisfy certain stock ownership requirements. Each award will also fully vest if he is terminated by the Company without cause or voluntarily terminates with good reason (such as the assignment of duties materially inconsistent with his position, relocation of more than 60 miles, a reduction in annual base salary or the failure of a successor company to assume in writing the Company’s obligations under the employment agreement). Under this employment agreement, if Mr. Meyer is terminated without cause or voluntarily terminates with good reason, in addition to accrued unpaid base salary through the date of termination, he would be entitled to receive (1) two times the sum of his base salary plus the target bonus then in effect payable over 24 months, (2) a portion of his target bonus representing the pro rata portion of the year completed prior to termination, (3) all stock options and restricted stock grants made under any long-term incentive and deferred compensation plans in which he participated will become fully vested, and (4) the continuation of medical and certain other benefits for a period of 24 months following termination. The employment agreement imposes certain noncompetition and confidentiality agreements on Mr. Meyer.
      We also entered into employment agreements with Messrs. Manly and Lightstone, effective June 13, 2005, with stated terms of 18 months. Messrs. Manly and Lightstone will each receive as compensation (1) a base salary of not less than $360,000 and $275,000 per annum, respectively, (2) participation in our annual bonus target opportunity with a target annual bonus of not less than 85% and 75% of base salary, respectively, and a maximum annual bonus of 250% of target bonus, and (3) participation in the long-term incentive program with an annual incentive target of not less than 85% and 75% of base salary, respectively, through a combination of stock options and restricted stock. Each of Messrs. Manly and Lightstone also received upon consummation of the initial public offering an additional restricted stock award for $500,000 of shares. This award of 40,000 shares (based on the initial public offering price of $12.50 per share) to each of Messrs. Manly and Lightstone will vest 70% if he remains an employee until June 13, 2008, 85% if he remains an employee until June 13, 2009 and 100% if he remains an employee until June 13, 2010 and provided he continues to satisfy certain stock ownership requirements. Each award will also fully vest if he is terminated by the Company without cause or voluntarily terminates with good reason. Under these employment agreements, if Mr. Manly or Mr. Lightstone is terminated without cause or voluntarily terminates with good reason, in addition to accrued unpaid base salary through the date of termination, he would be entitled to receive (1) one and one-half times the sum of his base salary plus the target bonus then in effect payable over 18 months, (2) a portion of his target bonus representing the pro rata portion of the year completed prior to termination, (3) all stock options and restricted stock grants made under any long-term incentive and deferred compensation plans in which he participated will become fully vested, and (4) the continuation of medical and certain other benefits for a period of 18 months following termination. The employment agreements impose certain noncompetition and confidentiality agreements on Messrs. Manly and Lightstone.

2005 Long Term Incentive Plan
      In June 2005, we adopted the 2005 Long Term Incentive Plan (the “2005 Plan”) intended to provide employees and non-employee directors of the Company and its subsidiaries with added incentive to remain employed by the Company and align such individuals’ interests with those of the Company’s shareholders. The material terms of the 2005 Plan are as follows:
      General. The 2005 Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards, performance units and share awards and other incentive awards to designated eligible participants.
      Eligibility. Employees and non-employee directors of the Company, its subsidiaries and affiliates as may be identified by our compensation committee are eligible to be granted awards under the 2005 Plan. However, incentive stock options may be granted only to employees of the Company.
      Plan Administration. The 2005 Plan will be administered by our compensation committee, or such other committee as the board may determine. The compensation committee will have the sole discretion to administer and interpret the 2005 Plan and to determine who shall be granted awards, the size and types of such awards and the terms and conditions of such awards.
      Shares Subject to the 2005 Plan. The aggregate number of shares of common stock of the Company reserved and available for issuance under the 2005 Plan is 2,500,000.

      Stock Options. Both incentive stock options and nonqualified stock options may be granted under the 2005 Plan provided that incentive stock options may only be granted to employees of the company or its subsidiaries. The exercise price per share of our common stock subject to each option will be set by the compensation committee but may not be less than the fair market value on the date of grant. Options granted under the 2005 Plan will be exercisable at the times and on the terms established by the compensation committee. The grant and the terms of incentive stock options shall be restricted to the extent required by the Internal Revenue Code.
      If and to the extent permitted in the applicable option agreement or award, the option price must be paid in full in cash or, may be made by (a) the delivery of common stock already owned by the participant having a total fair market value equal to the exercise price, (b) the delivery of cash by a broker-dealer as a “cashless” exercise, provided such method of payment may not be used by our executive officers or a member of the board of directors to the extent such payment method would violate the Sarbanes-Oxley Act of 2002, (c) a withholding by us of common stock subject to the option having a total fair market value equal to the exercise price, or (d) any combination of the foregoing.
      Stock Appreciation Rights. The 2005 Plan permits the grant of two types of stock appreciation rights: freestanding stock appreciation rights, tandem stock appreciation rights, or any combination thereof. A freestanding stock appreciation right is a stock appreciation right that is granted independently of any option. A tandem stock appreciation right is a stock appreciation right that is granted in connection with a related option, the exercise of which requires a forfeiture of the right to purchase a share under the related option (and when a share is purchased under the option, the stock appreciation right is similarly canceled). The compensation committee will have complete discretion to determine the number of stock appreciation rights granted to any participant and the terms and conditions pertaining to such stock appreciation rights.
      Restricted Stock Awards. The 2005 Plan permits the grant of restricted stock awards. Restricted stock may be issued or transferred for consideration or for no consideration, as may be determined by the compensation committee. The compensation committee may establish conditions under which restrictions on shares of restricted stock shall lapse over a period of time. The holder of a restricted stock award may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the restricted shares during the applicable restriction period. The compensation committee may accelerate the time at which any restrictions lapse, or remove any restrictions. During any restriction period and subject to the restrictions established by the compensation committee, the holder of a restricted stock award will have, with respect to the restricted stock, all of the rights of a shareholder in the Company including, but not limited to, the right to vote and to receive dividends.
      Performance Units and Performance Share Awards. The 2005 Plan permits the grant of performance units and performance share awards each of which shall represent the right to receive shares of common stock or cash, as provided in the particular award, upon achievement of certain performance goals and may be awarded either alone or in addition to other awards granted under the 2005 Plan. Performance units are denominated in units of value (including dollar value of shares of common stock) and performance shares are denominated in a number of shares of common stock. When performance units or performance shares are granted, the compensation committee will establish performance goals and the period during which the goals will be measured. After the applicable performance period has ended, the compensation committee will determine the extent to which the applicable performance goals have been achieved.
      Change of Control. In the event of a “change of control,” (a) stock options and stock appreciation rights become fully exercisable to the full extent of the original grant, (b) restrictions applicable to restricted stock awards lapse and the restricted stock becomes free of all restrictions and become fully vested and transferable to the full extent of the original grant, and (c) any performance goal or other condition with respect to performance units or performance shares will be deemed satisfied in full and the award fully distributable. Generally, a “change of control” will occur if any of the following events occur:

•	any person, together with such person’s affiliates and associates, becomes the beneficial owner, directly or indirectly, of 30% or more of the combined voting power of our outstanding voting securities other than ContiGroup (and its affiliates), Premium Standard Farms, Inc. (and its affiliates) or as a result of acquiring stock directly from Premium Standard Farms, Inc.;

•	our current members of the board of directors, together with any future members, the nomination of whom was approved by a vote of least two-thirds of the current board members or approved board members or by a majority of such members of the nominating committee (provided it is composed of a majority of such members), constitute less than a majority of the board of directors;

•	a merger or consolidation unless (a) our voting securities prior to the merger or consolidation represent at least a majority of the voting securities of the entity after the merger or consolidation, and (b) no person acquires more than 30% of the voting securities; or

•	the shareholders approve our liquidation or sale of substantially all of our assets.

      Nontransferability of Awards. Awards granted under the 2005 Plan may not be sold, margined, transferred, encumbered, conveyed, gifted, alienated, hypothecated, pledged or otherwise disposed of, other than by will or by the applicable laws of descent and distribution, or as may otherwise be specifically permitted by the compensation committee.
      Amendment and Termination of the 2005 Plan. Subject to rules applicable to companies listed on the NASDAQ National Market, the board of directors of the Company may amend or terminate the 2005 Plan at any time or from time to time, without obtaining the approval of the Company’s shareholders. No award may be granted after the tenth anniversary of the effective date of the 2005 Plan.

1999 Equity Incentive Plan
      We adopted our 1999 Equity Incentive Plan in April 2000. The board of directors determined not to make any additional grants under this plan upon completion of the initial public offering. As of March 25, 2006, there were options to acquire 82,857 shares of common stock outstanding under this plan.

Deferred Compensation Plan
      The Deferred Compensation Plan for executives was adopted by our board of directors in January 2001. Participation in the plan is restricted to a group of executive officers and other management employees. Under this plan, participating executives are allowed to defer payment of compensation awarded as long-term incentive plan compensation until a date elected by the executive in accordance with the plan. The plan generally allows payment in the form of a single lump sum or ten substantially equal annual installments following the date of payment. A.G. Edwards Trust Company acts as trustee for the plan, which is administered by the compensation committee.

401(k) Plan
      We have established a 401(k) plan covering substantially all employees meeting certain minimum service requirements. The plan allows all qualifying employees to contribute up to 60% of employee compensation limited to the tax deferred contribution allowable by the Internal Revenue Code. We match 100% of the employee’s contribution up to 3% of employee compensation and 50% of the employee’s next 2% of employee compensation, for a maximum company match of 4% of employee compensation. Effective January 1, 2000, the 401(k) plan was amended from a three-year cliff-vesting period to a 100% immediate vesting.

Severance Plan
      We have established an Executive Level Severance Pay Plan covering our executive employees, which can be terminated by our Board at any time. The purpose of the plan is to provide eligible employees with base severance pay, supplemental severance pay and supplemental severance benefits for a specified period of time in the event that their employment is involuntarily terminated other than for good reason. Under the plan, those persons serving as Chief Executive Officer, President and Chief Financial Officer are entitled to receive the following benefits upon termination of the employment:

•	Base severance pay equal to two weeks pay;

•	Supplemental severance pay equal to fifty weeks of pay; and

•	Continuation of health benefits coverage for fifty-two weeks following termination.
      Severance pay under the plan is generally payable in a lump sum following the date of termination. Supplemental severance pay and continuation of health benefits, however, are conditioned upon the employee’s execution of a general waiver and release agreement, and supplemental severance pay will be paid only after execution of that agreement.

Special Executive Retirement Plan
      We have adopted a nonqualified, unfunded special executive retirement plan, which was amended and restated as of October 1, 2004. Generally, the plan provides annual retirement benefits to participants following their retirement based on a percentage of their average compensation multiplied by their years of credited service. The 2004 amendment to the plan reduced the applicable benefit percentage for all executive officers to 1.5%, from 4.0% for Messrs. Meyer, Manly and Lightstone and from 2.0% for all other executive officers with respect to service performed after September 30, 2004. The following tables show the approximate annual retirement benefits that participating executive officers are expected to receive under the plan starting at age 62 based on their levels of compensation and their years of credited service both before and after October 1, 2004. To calculate the approximate benefit payable to any executive officer, it is necessary to add the amounts determined under each table.
Special Executive Retirement Plan Tables
4% Applicable Percentage(1)

	Pre-October 1, 2004 Years of Service
Pre-2004 Average
Remuneration	5	10	15	20	25

$125,000	$25,000	$50,000	$75,000	$100,000	$125,000
150,000	30,000	60,000	90,000	120,000	150,000
175,000	35,000	70,000	105,000	140,000	175,000
200,000	40,000	80,000	120,000	160,000	200,000
225,000	45,000	90,000	135,000	180,000	225,000
250,000	50,000	100,000	150,000	200,000	250,000
300,000	60,000	120,000	180,000	240,000	300,000
400,000	80,000	160,000	240,000	320,000	400,000

(1)	An applicable percentage of 2% would result in 1/2 of the amount shown.

1.5% Applicable Percentage

	Post-September 30, 2004 Years of Service
Final Average
Remuneration	5	10	15	20	25

$125,000	$9,375	$18,750	$28,125	$37,500	$46,875
150,000	11,250	22,500	33,750	45,000	56,250
175,000	13,125	26,250	39,375	52,500	65,625
200,000	15,000	30,000	45,000	60,000	75,000
225,000	16,875	33,750	50,625	67,500	84,375
250,000	18,750	37,500	56,250	75,000	93,750
300,000	22,500	45,000	67,500	90,000	112,500
400,000	30,000	60,000	90,000	120,000	150,000
      The benefits shown in the above tables are stated as approximate annual amounts payable in monthly installments as single life annuities starting at age 62, the plan’s normal retirement age. Benefits under the plan can be paid as an annuity or as a lump sum. Pre-Amendment benefits are based on the executive’s average base salary for full calendar years worked during 2001, 2002 and 2003, including amounts deferred to the 401(k) plan or cafeteria plan. Post-Amendment benefits are based on the average of the executive’s final three calendar years’ base salary, including amounts deferred to the 401(k) plan or cafeteria plan. An executive must complete five years of service after January 1, 2000, to be entitled to receive a benefit. Benefits shown above are offset by one-half of the Social Security benefits paid or payable at age 62 attributable to years of service with us and by any retirement benefits paid or payable under any ContiGroup qualified defined benefit pension plan.
      Credited service for benefit determination purposes as of March 25, 2006, is approximated below for each of the named executive officers:

		Accumulated Benefit	Accumulated Benefit
	Pre-Amendment	Percentage Prior to	Percentage After
Name	Years of Service	Amendment	Amendment

John M. Meyer	6.4	25.6%	2.25%
Robert W. Manly	7.9	31.6%	2.25%
Stephen A. Lightstone	6.2	24.8%	2.25%
Calvin R. Held	12.2	24.4%	2.25%
Richard L. Morris	0.9	1.8%	2.25%
Limitations on Liability and Indemnification Matters
      Our amended and restated certificate of incorporation limits the liability of our directors and executive officers for monetary damages for breach of their fiduciary duties to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	acts or omissions which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments or dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
      Our amended and restated bylaws provide that our directors will be indemnified in connection with any actual or threatened proceedings arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. Our amended and restated bylaws further provide for the advancement of expenses to these directors in connection with the defense of an action or proceeding. The board of directors has broad authority to cause any officer or employee to be indemnified if he or she is made or threatened to be made a party to an action, suit or proceeding by reason of his or her position with us. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.
Directors’ and Officers’ Insurance
      We currently maintain a directors’ and officers’ liability insurance policy that provides our directors and officers with liability coverage relating to certain potential liabilities.
Equity Compensation Plan Information
      The table below provides information, as of March 25, 2006, regarding our equity compensation plans:

	A		B	C

				Number of Securities
				Remaining Available
	Number of Securities			for Future Issuance
	to be Issued Upon		Weighted Average	Under Equity
	Exercise of		Price of	Compensation Plans
	Outstanding Options,		Outstanding Options,	(Excluding Those
Plan Category	Warrants and Rights		Warrants and Rights	in Column A)

Equity compensation plans approved by security holders	197,828		$12.50	1,909,687	(1)
Equity compensation plans not approved by security holders	82,857	(2)	$11.49	—

Total	280,685			1,909,687

(1)	Represents shares of common stock available for future issuance under our 2005 Long Term Incentive Plan (the “2005 Plan”). The shares available under the 2005 Plan may be used for awards in the form of stock options, stock appreciation rights, restricted stock, performance units and performance share awards.

(2)	Represents options to purchase shares of our common stock that are outstanding under our 1999 Equity Incentive Plan. No further grants may be made under this plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements with ContiGroup
      We have contracted with ContiGroup to provide certain services pursuant to a hog contract grower agreement and a services agreement. The Company also was party to a consulting agreement with ContiGroup, pursuant to which ContiGroup provided consulting services relating to the negotiation of an environmental consent judgment and compliance therewith, various other environmental matters and strategic services. The Company accrued the entire obligation under the consulting agreement in fiscal year 2000 and made its last payment thereunder in December 2003, at which time the agreement terminated. For the fiscal years ended March 25, 2006, March 26, 2005 and March 27, 2004, the total amount of these expenses and other related-party expenses with ContiGroup were approximately $5.3 million, $4.9 million and $5.4 million, respectively. At March 25, 2006, March 26, 2005 and March 27, 2004, we recorded amounts due to ContiGroup for these items of approximately $22,000, $29,000 and $56,000, respectively, on our consolidated balance sheets.
      The grower agreement relates to approximately 6,200 acres of farms used in our Missouri operations. Under that agreement, ContiGroup owns the real property on which the farms are located. ContiGroup serves as an independent contractor in breeding and growing our hogs to market weight. In exchange, we pay to ContiGroup a fee for labor and services incurred by ContiGroup in performing its obligations under the agreement. In addition, under the grower agreement, we have agreed to indemnify ContiGroup against any and all claims and expenses incurred in connection with the agreement, the performance by ContiGroup of its obligations thereunder or ContiGroup’s ownership of the real property on which the farms are located. During the fiscal years ended March 25, 2006, March 26, 2005 and March 27, 2004, the amount paid for obligations under the grower agreement was approximately $3.9 million, $4.0 million and $4.4 million, respectively. The agreement will generally continue in effect so long as ContiGroup continues to own an equity interest in our Company. Upon termination of the agreement, we have an option to acquire the real property farmland from ContiGroup for $1.00, which option may be assigned to third parties.
      Under the services agreement, ContiGroup provides purchasing assistance, legal services, employee benefits and payroll, including the services of Mr. Gerard Schulte, our General Counsel and Secretary, and other personnel. Mr. Schulte, as well as other personnel, are employees of ContiGroup but provide services to us as well as other affiliates of ContiGroup. Other services from ContiGroup include the assistance of purchasing and risk management staff, environmental consulting and purchasing of certain liability insurance policies. We pay ContiGroup a monthly fee for these services, which amount is negotiated on an annual basis. In addition, we reimburse ContiGroup for a portion of Mr. Schulte’s annual bonus and long-term incentive plan payment. Pursuant to the terms of the services agreement, we and ContiGroup have agreed to indemnify each other against any and all claims and expenses incurred in connection with or arising out of the performance of this agreement. For the fiscal years ended March 25, 2006, March 26, 2005 and March 27, 2004, the amount paid for all services was $1.4 million, $0.9 million and $1.0 million, respectively. In addition to these amounts, we provide Mr. Schulte with an annual allowance of approximately $27,000 for automobile, travel and housing. We believe that the terms of these arrangements are at least as favorable to the Company as those available from third parties.
Lundy Acquisition
      In connection with our acquisition of The Lundy Packing Company on August 25, 2000, we assumed a lease agreement pursuant to which we lease farmland and hog production buildings from Goshen Ridge Farms, LLC, a company owned by Annabelle Lundy Fetterman, who served as one of our directors until she resigned in September 2003, and members of her family, under a capital lease agreement. The capital lease obligation as of March 25, 2006, March 26, 2005 and March 27, 2004 was $1.0 million, $1.4 million and $1.7 million, respectively. We believe that the terms of this arrangement are at least as favorable to the Company as those available from third parties.

Relationship with Morgan Stanley
      Prior to our initial public offering, affiliates of Morgan Stanley & Co. Incorporated held 3,445,798 shares of our common stock and warrants to purchase 1,090,223 shares of our common stock, which collectively represented approximately 14.0% of our common stock on a fully diluted basis. These affiliates sold 3,186,020 shares of our common stock in that offering. In addition, Michael A. Petrick, a Managing Director of Morgan Stanley & Co. Incorporated, served as one of our directors from May 1998 until June 2005. Morgan Stanley & Co. Incorporated is expected to serve as the underwriter with respect to the sale of shares by the selling shareholders and has served as one of the managing underwriters in our initial public offering, served as the dealer manager and solicitation agent in the tender offer for our 9 1/4 % senior notes in fiscal year 2006 and has provided other investment banking services to us from time to time for which it has received customary compensation.
Registration Rights Agreement
      Certain shareholders and warrantholders of the Company (including the selling shareholders) are parties to a registration rights agreement with the Company. See “Description of Capital Stock— Registration Rights Agreement.”

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of May 30, 2006, except as otherwise noted, and as adjusted to reflect the sale of common stock in this offering. The table sets forth information with respect to:

•	each shareholder known by us to own beneficially more than 5% of our common stock;

•	each named executive officer;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each person currently known to us to be a contemplated selling shareholder.
      We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as otherwise indicated in the footnotes to the table below, we believe that the beneficial owners of the common stock listed below, based on the information furnished by such owners, have sole voting power and investment power with respect to such shares, subject to applicable community property laws.
      In computing the percent of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days. We did not deem these shares outstanding for purposes of computing the percentage ownership of any other person. As a result, the denominator used in calculating the beneficial ownership among our shareholders may differ.

				Shares Beneficially
	Shares Beneficially		Maximum	Owned Assuming
	Owned Prior		Number of	Maximum Number of
	to this Offering		Shares Being	Shares Sold
			Sold
		Percent of	Pursuant to		Percent of
	Number of	Shares	this	Number of	Shares
Name of Beneficial Owner(1)	Shares	Outstanding	Prospectus	Shares	Outstanding

Principal or Selling Shareholders:
ContiGroup Companies, Inc.(2)	16,428,592	51.4%	6,703,755	9,724,837	30.4%
Franklin Resources, Inc.(3)	1,700,000	5.3	0	1,700,000	5.3
Dryden High Yield Fund, Inc.(4)	745,838	2.3	196,245	549,593	1.7
Directors and Executive Officers:
Paul J. Fribourg(2)(5)	16,429,592	51.4	6,703,755	9,725,837	30.4
John M. Meyer(6)	180,631	*	0		*
Robert W. Manly(7)	161,124	*	0		*
Stephen A. Lightstone(8)	89,790	*	0		*
Calvin R. Held(9)	37,381	*	0		*
Richard L. Morris(10)	70,456	*	0		*
Robert S. Kopriva (11)	23,647	*	0		*
Vart K. Adjemian(12)	1,000	*	0		*
Ronald E. Justice (13)	1,000	*	0		*
Maurice L. McGill (14)	1,000	*	0		*
William R. Patterson (15)	2,500	*	0		*
Michael J. Zimmerman(5)(16)	2,000	*	0		*
All directors and executive officers as a group (14 persons)(17)	17,024,023	53.3	6,703,755	10,320,368	32.3

*	Signifies less than 1%.

(1)	Unless otherwise indicated, the business address of the persons named in the above table is care of Premium Standard Farms, Inc., 805 Pennsylvania Avenue, Suite 200, Kansas City, Missouri 64105.

(2)	The address of ContiGroup Companies, Inc. is 277 Park Avenue, New York, New York 10172. The shares listed in the table above are shares owned directly by ContiGroup. Mr. Fribourg may be deemed to share voting and investment power with respect to the shares of common stock owned directly by ContiGroup by virtue of being the Chairman, Chief Executive Officer and President of ContiGroup. In addition, Mr. Fribourg is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Fribourg’s family that collectively own or control a majority interest in ContiGroup. Mr. Fribourg disclaims beneficial ownership with respect to all shares except to the extent of his pecuniary interest.

(3)	Reflects the number of shares owned as of December 31, 2005 according to a Schedule 13G filed with the Securities and Exchange Commission on February 7, 2006. Franklin Resources, Inc. is a parent holding company, Charles B. Johnson and Rupert H. Johnson, Jr. are each a control person, and Franklin Advisory Services, LLC is an investment adviser, all in accordance with SEC Rule 13d-1(b)(1)(ii). The shares are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect advisory subsidiaries of Franklin Resources, Inc. These adviser subsidiaries have been granted all investment and/or voting power over the shares. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10 percent of the outstanding common stock of Franklin Resources, Inc. and are the principal shareholders of Franklin Resources, Inc. According to the Schedule 13G filing, Franklin Resources, Inc., its principal shareholders and each of the adviser subsidiaries disclaim any pecuniary interest or beneficial ownership in any of the shares. The Schedule 13G filing reports that Franklin Advisory Services, LLC has sole voting power with respect to 1,700,000 shares of common stock and sole dispositive power with respect
(footnotes continued on following page)

to 1,700,000 shares of common stock. The address of Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

(4)	Dryden High Yield Fund, Inc. (“Dryden”) is a registered investment company, which beneficially owns the respective number of shares indicated opposite its name in the above table. Two other funds, The High Yield Fund, Inc. and The Prudential Series Fund, Inc., High Yield Bond Portfolio (these two funds, together with Dryden, being referred to individually as a “Fund” and, collectively, as the “Funds”) own 21,883 shares and 17,260 shares of our common stock, respectively. Prudential Investment Management, Inc. (“PIM”) and its affiliate, Prudential Investments, LLC (“PI”), provide investment advisory services to the Funds and may be deemed to be the beneficial owners of the shares owned by the Funds. PIM and PI disclaim beneficial ownership of the shares owned by the Funds. All of the shares are held in the name of Hare & Co. as nominee of The Bank of New York, which is custodian for each of the Funds. The address of The Bank of New York is Mutual Funds Custody Administration, 100 Colonial Center Parkway, Lake Mary, Florida 32746.

(5)	The business address for this director is care of ContiGroup Companies, Inc., 277 Park Avenue, New York, New York 10172. Includes 1,000 shares of common stock issued pursuant to restricted stock awards.

(6)	Includes 11,286 shares of common stock issuable pursuant to options exercisable within 60 days and 110,330 shares issued pursuant to restricted stock awards.

(7)	Includes 8,743 shares of common stock issuable pursuant to options exercisable within 60 days and 65,356 shares issued pursuant to restricted stock awards.

(8)	Includes 5,893 shares of common stock issuable pursuant to options exercisable within 60 days and 58,087 shares issued pursuant to restricted stock awards.

(9)	Includes 2,572 shares of common stock issuable pursuant to options exercisable within 60 days and 14,214 shares issued pursuant to restricted stock awards.

(10)	Includes 57,257 shares of common stock issuable pursuant to options exercisable within 60 days and 10,783 shares issued pursuant to restricted stock awards.

(11)	Consists of 6,000 shares issued pursuant to restricted stock awards and an additional 17,647 shares of common stock expected to be issued within 60 days (assuming a price of $17.00 per share on the date of such issuance). The actual number of additional shares so issued will be determined by dividing $300,000 by the per share price of our common stock on June 17, 2006. See “Management — Compensation of Directors.”

(12)	Consists of 1,000 shares of common stock issued pursuant to restricted stock awards.

(13)	Consists of 1,000 shares of common stock issued pursuant to restricted stock awards.

(14)	Consists of 1,000 shares of common stock issued pursuant to restricted stock awards.

(15)	Includes 1,000 shares of common stock issued pursuant to restricted stock awards.

(16)	Includes 1,000 shares of common stock issued pursuant to restricted stock awards.

(17)	Includes 54,685 shares of common stock issuable pursuant to options exercisable within 60 days and 340,020 shares of common stock issued pursuant to restricted stock awards.
Relationships with Selling Shareholders
      Information regarding our relationships with ContiGroup can be found under “Certain Relationships and Related Party Transactions — Agreements with ContiGroup.” Messrs. Fribourg, Zimmerman and Schulte are employed in various capacities by ContiGroup, as described in their biographical information under “Management — Executive Officers and Directors.” Mr. Adjemian was employed by ContiGroup until his retirement in April 2005. In addition, we, ContiGroup, the Funds and other shareholders are parties to a registration rights agreement, which is described under “Description of Capital Stock — Registration Rights Agreement.”

DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of May 15, 2006, we had 31,948,920 shares of common stock issued and outstanding. No shares of our preferred stock are issued and outstanding. The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and restated bylaws is a summary. The description below is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and restated bylaws, which have been filed as exhibits to the registration statement, which includes this prospectus.
Common Stock
      The issued and outstanding shares of our common stock, including the shares of our common stock being offered by the selling shareholders in this offering, are validly issued, fully paid and nonassessable. Holders of shares of our outstanding common stock are entitled to receive dividends if and when declared by our board of directors. See “Common Stock Price Range and Dividends.” Our common stock is neither redeemable nor convertible. Upon liquidation, dissolution, or winding up of the Company, holders of shares of our common stock are entitled to receive, pro rata, our assets that are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Our restated bylaws do not allow for cumulative voting in the election of directors.
      As of May 15, 2006, we had approximately 95 holders of record of our common stock.
Preferred Stock
      Our amended and restated certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock. Our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designation, preferences and relative, participating, optional or other special rights and such qualifications, limitations, or restrictions as provided in a resolution or resolutions adopted by our board of directors.
      The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.
Options, Warrants and Restricted Stock Awards
      As of May 15, 2006, 280,685 shares of our common stock are issuable upon exercise of outstanding options, of which 54,685 were currently exercisable, 392,485 shares were subject to outstanding restricted stock awards and an additional 1,909,687 shares of our common stock were reserved for issuance under the 2005 Plan. See “Management—Compensation Plans—2005 Long Term Incentive Plan.”
      As of May 15, 2006, we had warrants outstanding for 332,162 shares of common stock, exercisable at $15.21 per share until September 17, 2006.
Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Restated Bylaws
      Effect of Delaware Anti-takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a merger or other business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to certain exclusions; or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.
      In general, Section 203 of the Delaware General Corporation Law defines an “interested stockholder” as:

•	any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation;

•	any entity or person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

•	the affiliates or associates of any such entities or persons.
      The provisions of Section 203 of the Delaware General Corporation Law described above could have the following effects, among others:

•	delaying, deferring or preventing a change in our control;

•	delaying, deferring or preventing the removal of our existing management;

•	deterring potential acquirers from making an offer to our shareholders; and

•	limiting any opportunity of our shareholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirers.
      This could be the case even if a majority of our shareholders might benefit from a change of control or offer.
      Amended and Restated Certificate of Incorporation and Restated Bylaw Provisions. Our amended and restated certificate of incorporation and restated bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are summarized in the following paragraphs.
      Classified Board of Directors. Our amended and restated certificate of incorporation and restated bylaws provide for our board to be divided into three classes of directors serving staggered, three-year terms, with one-third of the board of directors being elected each year. The classification of the board has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of the members of the board of directors. Our classified board, together with certain other provisions of our amended and restated certificate of incorporation and restated bylaws authorizing the board of directors to fill vacant directorships, may prevent or delay shareholders from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies created by that removal with their own nominees.
      Removal of Directors by the Shareholders. Our amended and restated certificate of incorporation and restated bylaws provide that the shareholders may remove directors only for cause. We believe that the removal of directors by the shareholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.
      Special Meetings of Shareholders. Our restated bylaws provide that special meetings of our shareholders may be called only by our Chairman of the Board of Directors, Chief Executive Officer or board of directors.
      No Shareholder Action by Written Consent. Our amended and restated certificate of incorporation and restated bylaws preclude shareholders from initiating or effecting any action by written consent and thereby taking actions opposed by the board.
      Notice Procedures. Our restated bylaws establish advance notice procedures with regard to all shareholder proposals to be brought before meetings of our shareholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or restated bylaws. These procedures provide that notice of such shareholder proposals must be timely given in writing to our Secretary prior to the meeting. In general, notice of a shareholder proposal or a director nomination for an annual meeting of shareholders must be delivered to us at our executive offices not less than 120 days prior to the date of the meeting. The shareholder’s notice also must contain specified information and conform to certain requirements, as set forth in our restated bylaws. If the presiding officer at any meeting of shareholders determines that a shareholder proposal or director nomination was not made in accordance with the restated bylaws, we may disregard the proposal or nomination. These provisions may preclude a nomination for the election of directors or preclude the conduct of business at a particular annual meeting if the proper procedures are not followed. Furthermore, these provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company, even if the conduct of the solicitation or attempt might be beneficial to us and our shareholders.
      Other Anti-Takeover Provisions. See “Management—Compensation Plans” for a discussion of certain provisions of our benefits plans which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals.
Foreign Ownership Restriction
      Missouri law prohibits a person who is not a citizen or resident of the United States from holding a controlling interest in a business that owns land used for farming. No person whose ownership of common stock would cause us to become a “Foreign Business” under this law may acquire or own, beneficially or of record, any common stock. In this regard, our amended and restated certificate of incorporation provides that no person who is an “Alien” or “Foreign Business” under this law may directly or indirectly acquire or own in the aggregate more than 10% of the outstanding shares of our common stock without our prior written approval. Any person who acquires shares in violation of these restrictions is required, after notice from us, to dispose of the number of shares required for us not to be deemed a “Foreign Business.” If the shareholder does not comply within the required time period (i.e., 30 days or such shorter period as is specified in the notice), we will not be required or permitted to pay any distribution on the shares that should have been disposed of and the shareholder may not vote or otherwise participate in the management of the Company with respect to any common stock owned by it. In addition, we will have the right to redeem any shares of common stock that should have been so disposed of at fair market value, measured by the average closing sale price of the shares on a national securities exchange or the NASDAQ National Market over a period of 20 trading days or, if the shares are not so traded, as valued by our board of directors in good faith. For purposes of this provision and the related statute, (i) an “Alien” is a person who is not a citizen of the United States and is not a resident of the United States or a United States territory trusteeship or protectorate and (ii) a “Foreign Business” is a business entity, whether or not incorporated, including but not limited to, corporation, partnerships, limited partnerships and associations in which a controlling interest is owned by aliens. In determining ownership of a Foreign Business, legal fictions, such as corporate form or trust, are disregarded.

Listing
      Our common stock is quoted on the NASDAQ National Market under the symbol “PORK.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is UMB Bank, N.A. UMB Bank’s address is 928 Grand Boulevard, Fifth Floor, Kansas City, Missouri 64106.
Registration Rights Agreement
      Certain shareholders and warrantholders of the Company (including the selling shareholders, see “Principal and Selling Shareholders”) are parties to a registration rights agreement. Subject to limited exceptions, the holders of at least 20% of the shares subject to the registration rights agreement (the “Registrable Securities”), may request registration under the Securities Act, provided that any such request includes at least 25% of the Registrable Securities held by such requesting holders or includes an aggregate offering price of at least $25,000,000. This agreement obligates us to engage in two demand registrations in any fiscal year or five demand registrations in the aggregate. We must use all commercially reasonable efforts to cause the demand registration to become effective and must pay all reasonable and customary registration expenses. The registration rights agreement also grants the holders piggy-back rights on any proposed registration by the Company pursuant to the Securities Act (other than pursuant to a demand registration or registration on Form S-4 or Form S-8). We bear the reasonable and customary expense of any piggy-back offering. This offering is being effected pursuant to the exercise by ContiGroup of the first of the five demand registrations under this registration rights agreement.

PLAN OF DISTRIBUTION
      We are registering the shares of our common stock as a result of a registration demand received from ContiGroup, one of the selling shareholders, and the decision of the other selling shareholder to participate in this registration.
      The selling shareholders may offer the shares of our common stock from time to time after the date of this prospectus and will determine the time, manner and size of each sale. They may sell the shares at market prices prevailing at the time of sale, at prices related to such prevailing prices, at negotiated prices or at fixed prices.
      The methods by which the selling shareholders may sell the shares of our common stock include:

•	in ordinary brokerage transactions (including block trades) on the Nasdaq National Market;

•	in special offerings, negotiated transactions or secondary distributions;

•	in private sales or other private transactions;

•	in a combination of the above transactions; or

•	by any other legally available means.
      The selling shareholders may use agents to sell the shares, and it is currently contemplated that Morgan Stanley & Co. Incorporated will serve as an agent to sell the shares. If this happens, the agent may receive discounts or commissions. If required, a supplement to this prospectus or a free writing prospectus will set forth the applicable commission or discount, if any, and the names of any underwriters, brokers, dealers or agents involved in the sale of the shares. The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of our common stock offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any profit on the sale of shares by them and any discounts, commissions, concessions and other compensation received by them may be deemed to be underwriting discounts and commissions under the Securities Act.
      At the time a particular offering of shares is made hereunder, to the extent required by Rule 424 under the Securities Act, we will file a prospectus supplement or a free writing prospectus setting forth:

•	the number of shares involved;

•	the names of any underwriters, dealers or agents;

•	the price at which the shares are being offered or purchased;

•	any commissions or discounts or concessions allowed to broker-dealers;

•	any discounts, commissions or other items constituting compensation from the selling shareholders; and

•	any other facts material to the transaction.
      Pursuant to the registration rights agreement we previously entered into with the selling shareholders, we have agreed to pay certain expenses associated with the preparation and filing of the registration statement of which this prospectus is a part. We currently estimate that such expenses will be approximately $400,000. The registration rights agreements also provide that we will indemnify the selling shareholders against certain liabilities, including certain liabilities arising under the Securities Act. In return, the selling shareholders have agreed to indemnify us against certain liabilities.
      We may suspend the use of this prospectus in certain circumstances due to pending corporate developments.
      In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the common stock offered pursuant to this prospectus and any applicable prospectus supplement.

      Our common stock is quoted on the NASDAQ National Market under the symbol “PORK.”
      Each of us, our directors, executive officers and certain of our other shareholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, each of us will not, during the period ending 90 days after the date of any applicable underwriting agreement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the grant by us of any award under the 2005 Plan;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	sales of shares of common stock by our directors or executive officers pursuant to any currently existing written trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act;

•	the entry by any of our directors or executive officers into any new written trading plan designed to comply with Rule 10b5-1 of the Exchange Act, provided that no sales or other dispositions may be made during the 90-day restricted period; or

•	transfers of shares of common stock or other securities convertible into or exercisable or exchangeable for common stock to affiliates of such person, provided that the transferee signs and delivers to Morgan Stanley & Co. Incorporated a similar lock-up agreement.
      The 90-day restricted period described above is subject to extension such that, in the event that either (a) during the last 17 days of such restricted period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of such restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of such period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      In order to facilitate the offering of our common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriter may sell more shares than it is obligated to purchase under the underwriting agreement, creating a naked short position in our common stock for their own account. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to stabilize or maintain the price of our common stock, the underwriter may bid for, and purchase, shares of our common stock in the open market. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriter is not required to engage in these activities, and may end any of these activities at any time.
      It is contemplated that the Company, the selling shareholders and Morgan Stanley & Co. Incorporated will each agree to indemnify each other against specified liabilities, including liabilities under the Securities Act.
Relationships with Morgan Stanley & Co. Incorporated
      It is contemplated that Morgan Stanley & Co. Incorporated will serve as the underwriter with respect to the sale of shares by the selling shareholders. Morgan Stanley & Co. Incorporated served as one of the managing underwriters in our initial public offering, served as the dealer manager and solicitation agent in our tender offer for our 9 1/4 % senior notes in fiscal year 2006 and has provided other investment banking services to us from time to time for which it has received customary compensation.

VALIDITY
      The validity of the common stock offered hereby will be passed upon for us by Gerard J. Schulte, our General Counsel and Secretary, and Sidley Austin LLP, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriter by Kirkland & Ellis LLP, Chicago, Illinois.
EXPERTS
      The consolidated financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended March 25, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 (including exhibits and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, you should refer to the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement, or other document are not necessarily complete. Whenever this prospectus refers to any contract, agreement, or other document, you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement, or document.
      We file annual, quarterly and current reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to the public from commercial document retrieval services and at the SEC’s web site (http://www.sec.gov).
      We have “incorporated by reference” into this prospectus certain information that we file with the SEC. This means that we can disclose important business, financial and other information in the prospectus by referring you to the documents containing this information. All information incorporated by reference is deemed to be part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information filed with the SEC and incorporated later. Information which is furnished but not filed with the SEC shall not be incorporated by reference into this prospectus.
      We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended March 25, 2006, as filed with the SEC on May 31, 2006. We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of our Annual Report on Form-K. Requests should be directed to:

Premium Standard Farms, Inc.
Attention: Secretary
805 Pennsylvania Avenue, Suite 200
Kansas City, Missouri 64105
Telephone: (816) 472-7675
      The document listed above which has been incorporated into this prospectus is also available through our Web site at http://www.psfarms.com.